



Mines Management, Inc.

Est. 1947


MINES MANAGEMENT INC

Unearthing Life's Key Ingredients





2010 Annual Report

FRONT COVER:
Images of Mines Management, Inc.'s original mining activities at the Iroquois Project in Washington State, circa 1950.



ANNUAL GENERAL MEETING (AGM)
OF SHAREHOLDERS:

Date:	June 16, 2011
Time:	2:00 - 3:00 p.m.
Location:	Red Lion River Inn Room: Shoreline B 700 North Division Street Spokane, Washington 99202
Phone:	509-326-5577

INSIDE HISTORIC IMAGES:
We have included a number of images in this year's annual report to highlight Mines Management's early mining activities dating back to 1947 when the original Iroquois Mine was in operation.

President's Letter to Shareholders

Dear Shareholders,

I first would like to express my personal appreciation to our shareholders for their patience as we have worked diligently to advance the Montanore Project toward development. The process for development of a world-scale underground mining project is arduous and laborious.

Also, I am grateful for the perseverance of the community of Lincoln County, Montana, for standing firm in difficult economic times with an optimism and zeal for their community and neighbors while anticipating better days ahead. We sincerely desire for the Montanore Project to be a major catalyst for future prosperity for Libby and the surrounding communities. It is clearly time for the beautiful corners of the country to participate in the re-growth of our nation's economy.

Since the extreme lows of the late 2008 financial crisis, financial and commodity markets have rebounded spectacularly with new money created and distributed by central banks in their effort to bring about meaningful economic recovery.

With newly stimulated markets, metals prices have also risen, bringing with them higher values for the commodities held in Mines Management's primary asset, the Montanore Silver-Copper Deposit. As the value of silver and copper grows, so too does the potential value for the Montanore Project, and the need for its development.

Silver

Over the past two years, silver prices have risen from recession lows of $8.88 per ounce to more than $40 per ounce, reflecting surging demand not seen in more than thirty years.

As you are aware, silver enjoys a two-fold source of demand. First, strong investment demand is reflective of the markets' sentiment toward monetary policy and the future direction of fiat currencies, combined with new tools with which investors can


Iroquois mine - circa 1947

access the markets. According to sources, global silver investment rose by 40% during 2010 to approximately 280 million troy ounces, a net inflow of approximately $5.6 billion and almost double that of 2009.

The creation of silver Exchange Traded Funds (ETFs) has also made it easier and less cumbersome for investors, and the advent of ETFs has increased the visibility of the metal for a generation of investors to invest in silver who previously had no experience with investing in physical metals. Investment holdings in silver through ETFs grew to a staggering 583 million ounces, up nearly 25%, during 2010.


Price of Silver
(2008-2010)
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$-
2/11/2008
4/22/2008
7/2/2008
9/10/2008
11/19/2008
1/29/2009
4/9/2009
6/18/2009
8/27/2009
11/5/2009
1/14/2010
3/25/2010
6/4/2010
8/13/2010
10/22/2010
12/31/2010
Silver

President's Letter to Shareholders, continued



Iroquois mine - circa 1947

The public's sentiment toward investing in metals has undergone a sea-change, and previous aversions to investing in commodities through futures or physical metals have subsided, as well.

Second, industrial fabrication demand grew by 21% in 2010, to 487 million ounces, due to economic recovery and a wide variety of new and growing markets for the metal. Growing research and development into silver as an electrical conductor and anti-bacterial agent has uncovered many new uses for the metal. Combined with growing political support, newer markets for solar panels and larger markets such as batteries for electronics and automobiles have created an extra punch of demand which makes for a healthier and more diversified base than historically was the case.

Copper

Likewise, copper prices have risen from $1.24 per pound to new highs of nearly $4.50 per pound, convincingly surpassing the pre-recession highs. While copper has benefited from recent Western economic growth, it has also enjoyed generally increasing demand from the Far East and emerging markets, including China, which is the largest single demand source for copper. Future demand for copper may also increase substantially due to expectations for a growing supply deficit. With a 2010 shortage estimated at 200,000 tons, the deficit is expected to continue to grow through 2011 and 2012 due to increased global industrial demand combined with the potential for growth in copper ETFs, and few major new mines coming on stream.


Price of Copper
(2008-2010)
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$-
Copper
2/11/2008
4/22/2008
7/2/2008
9/10/2008
11/19/2008
1/29/2009
4/9/2009
6/18/2009
8/27/2009
11/5/2009
1/14/2010
3/25/2010
6/4/2010
8/13/2010
10/22/2010
12/31/2010

Montanore

We anticipate that as metals prices remain robust, so too will the need for the development of the Montanore Project. With the single most important near term catalyst remaining for the project to be completion of the re-permitting process, high metals prices and the local need for stronger employment combine to increase the imperative to expedite and complete the approval process as soon as possible.

As you'll notice in a summary of the permitting process on page seven, the project has undergone detailed environmental analysis and redesign over the past five years to reduce impact to the environment.

We have gone to great lengths to develop systems to protect sensitive species and the natural environment in the vicinity of the mine, also taking into account socioeconomic impacts to the local community.

The project's development will result in a net benefit to all stakeholders in the region, including members of the community and the public. We will endeavor to consider all sensitive issues and elements of the project, and collaborate with stakeholders to create a dynamic solution toward ultimate development of the project.

President's Letter to Shareholders, continued

As we move through the final stages of permitting, we have a strong financial foundation on which to operate with the completion of a financing in early 2011. As with our environmental stewardship, we also strive to minimize dilution for shareholders and raise capital when it is needed.

As a result, we believe we have one of the lowest share issuances of any company in the market with an advanced stage project of the magnitude of Montanore.

A major step toward quantifying the value of the project occurred with the completion of a Preliminary Economic Assessment (PEA), announced on December 22, 2010. Using three-year average metals prices for silver and copper on November 17, 2010, the project has a Net Present Value (NPV) of approximately $485.6 million, at $15.00 per ounce silver and $3.10 per pound copper prices and a 5% discount rate. With potential future undiscounted net cashflow estimated at more than $1 billion, the company enjoys ownership of a very valuable mineral project with the potential for development within the next few years.

Expansion

Lastly, we have believed for some time in the prudence of looking for additional mineral projects, and believe that we will be successful in the future in identifying an excellent exploration project with which to initiate our expansion activities. We have looked at many projects throughout the Americas, and intend to seek projects with strong potential for large size, but with the ability to gain participation with minimal risk to capital.



Iroquois mine - Underground mining activities - circa 1947

We greatly appreciate your consideration and support as we advance the Montanore Project through its final stages, and seek additional expansion opportunities.

Sincerely, and on behalf
of the Board of Directors,

Glenn M. Dobbs
President and CEO

2010 Highlights



Iroquois mine - Underground activities - circa 1947

HIGHLIGHTS

During 2010, the Company completed or initiated activities which advanced the Montanore Silver-Copper Project toward development, including:

l The U.S. Forest Service (USFS) and the Montana Dept. of Environmental Quality (MDEQ) continued their environmental review.

The Company responded to comments received from the public and from U.S. Environmental Protection Agency (EPA) on the Draft Environmental Impact Study (EIS). Responses to comments will be incorporated into a Supplemental Draft EIS targeted for completion in 2011.

l Milestones achieved in 2010 included:

Selection of the preferred alternative by the government agencies for the electrical transmission line proposed for the Montanore Project.

Completion of a study to monitor the grizzly bear in the Montanore Project area. Results of the study are intended to be utilized in development of a mitigation plan to manage any potential impact of activities on the species.

l The Company engaged Mine and Quarry Engineering Services, Inc. of San Mateo, California (MQES) to prepare a Preliminary Economic Assessment (PEA) entitled:

"Technical Report: Preliminary Economic Assessment, Montanore Project, Montana, USA prepared for Mines Management, Inc." (PEA) in compliance with guidelines under Canadian National Instrument 43-101 ("NI 43-101"). The Company announced the PEA results on December 22, 2010.

The PEA was successfully completed after the end of the year, on February 3, 2011, and gives the Company an economic basis for proceeding with the exploration program.

l At December 31, 2010, the balance of cash and unrestricted certificates of deposit remained strong at over $6.4 million. We also had $3.7 million in equity securities that were available for sale.

l Subsequent to the end of the year, the Company completed a financing, resulting in net proceeds of $15,160,320, further bolstering the Company's liquidity position.

Operations:
Montanore Silver-Copper Project
Overview

THE MONTANORE'S WORLD CLASS LOCATION

The U.S.-based Montanore Silver-Copper Project is located in a world-class district rich with silver, copper, lead and zinc, and the site of significant historical production spanning more than 100 years.

The North Idaho Silver District is part of the regional geologic feature known as the Belt Supergroup Basin, and host to the prolific Revett and St. Regis formations which have collectively produced more than 1 Billion ounces of silver.



Iroquois mine - Power generation equipment - circa 1947

The region is the location of long lived mines including the Lucky Friday, Gold Hunter, Galena, and Troy mines, which are currently in production, as well as other famous mines including the Sunshine, Bunker Hill, and Coeur mines, which no longer are in operation.

Collectively, the region has been the location of more than 2 billion ounces of silver discovered.

The Montanore is located in the northern area of this region, and contains a mineral resource of more than 230 million ounces of silver and 1.7 billion pounds of copper, in the measured, indicated, and inferred categories.


Lincoln County, MONTANA
Montanore Silver-Copper Project
Shoshone County, IDAHO

The Montanore Project is located in a geologic region prolific for silver, with more than 1 billion ounces produced in 100 yrs.

Operations:
Montanore Silver-Copper Project
Technical Information


MONTANORE SILVER-COPPER PROJECT
Land Position
N
EXISTING EVALUATION ADIT
OPEN
LIBBY EVALUATION ADIT SITE
MINERALIZED ZONE

The Montanore is an advanced stage exploration project with a recently completed NI 43-101 compliant PEA.

PRELIMINARY ECONOMIC ASSESSMENT *

HIGHLIGHTS

Project Parameters:

Nominal Processing Rate	12,500 short tons per day
Average Silver Grade	1.88 ounces per short ton
Average Copper Grade	0.72 %
Silver Recovery	86 %
Copper Recovery	90 %
Avg. Annual Silver Production	6.4 million ounces
Avg. Annual Copper Production	51.1 million pounds

Project Economics:

Net Present Value (NPV)	$ 485.6 million (1)
Long-term Silver price	$15.00 per ounce
Long-term Copper price	$3.10 per pound
Discount rate	5.0%
Internal Rate of Return (IRR)	17.4 %
Est. Initial Capital Expenditure	$ 552.3 million
Capital Cost Contingency	20%
Est. Direct (Onsite) Operating costs	$ 22.31 per short ton
Est. Direct (Onsite) Operating costs (AgEq in plant feed)	$ 4.58 per ounce AgEq
Est. Life of Mine	15 years
Net Undiscounted LOM Cash-flow (pre-tax)	$1.118 billion

(1) Includes Measured, Indicated and Inferred Resources; $234.3 million NPV if included only Measured and Indicated Resources, or Mineralized Material.

* SOURCE: *"Technical Report: Preliminary Economic Assessment, Montanore Project, Montana, USA prepared for Mines Management, Inc."* dated February 3, 2011, in compliance with guidelines under Canadian National Instrument 43-101 ("NI 43-101"). The Company announced the PEA results on December 22, 2010, by Mine & Quarry Engineering Svcs. (MQES).

MONTANORE ESTIMATED RESOURCE *

Category	Tonnage	Silver Grade (opt)	Copper Grade (%)	Total Silver (oz)	Total Copper (lbs)	Cutoff Grade (opt)
In conformance with U.S. SEC Industry Guide-7						
Mineralized Material	81,506,000	2.04	0.75%	166,303,000	1,227,982,000	1.0
In conformance with Canadian National Instrument 43-101						
Measured	4,026,000	1.85	0.74%	7,463,000	59,712,000	1.0
Indicated	77,480,000	2.05	0.75%	158,840,000	1,168,270,000	1.0
Inferred	35,080,000	1.85	0.71%	65,060,000	497,520,000	1.0
Total / average	116,586,000	1.98	0.74%	231,363,000	1,725,502,000	1.0

CAUTIONARY STATEMENTS

Cautionary Note to U.S. Investors concerning estimates of Measured, Indicated and Inferred Resources and Ctonained Ounces: *The table above uses the terms "Measured Resources," "Indicated Resources" and "Inferred Resources." We advise U.S. investors that while these terms are defined in and required by Canadian regulations, these terms are not defined terms under the U.S. Securities and Exchange Commission ("SEC") Industry Guide 7 and are generally not permitted to be used in reports and registration statements filed with the SEC. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibilty. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that any part of al of an inferred resources exists or is economically or legally minable.*

In addition, the SEC generally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit measures. U.S. investors are therefore cautioned that the presentation of contained silver ounces and contained copper pounds used in the table above is not permitted under the rules of the SEC.

Non-Reserves Reported in Canada - In accordance with Canada's National Instrument 43-101, the estimate of resources at the Montanore deposit as set forth in the table, was prepared by MDA. Steven Ristorcelli, C.P.G., and David C. Fitch, C.P.G., acting on behalf of MDA, are the qualified persons under Canada's NI 43-101 for the resource estimate. The technical report containing the estaimte can be accessed in its entirety at www.sedar.com.

Operations:
Montanore Current Activities
Re-Permitting

The Montanore Project was originally permitted successfully in 1993 by the previous operator, Noranda Minerals.

When Noranda withdrew from the project in 2002, a number of permits were allowed to expire, but the primary Hard Rock Operating Permit #150 remained in effect, allowing Mines Management to conduct its surface activities in preparation for the evaluation drilling program.

Today, Mines Management, Inc. is working through an intensive process to renew necessary approvals to construct the Montanore Project.

The Company acquired full ownership of the project, including the title to the project properties and operating permit, and in 2005 undertook to obtain the remaining permits necessary to complete the evaluation program and development of the mine.


Iroquois mine - Surface infrastructure - circa 1947

U.S. Approval Process for Permitting Mining Projects


Record of Decision (ROD)
Final EIS

Biological Assessment

Respond to Comments & Supplemental Draft EIS 2009-2010

Public Comment Period and Hearings February - June 2009

Distribute Draft EIS February 2009

Analyze Impacts to the Environment

Assess & Describe Existing Environment

Air Quality	Sound, Electromagnetic Fields, radio, and TV Effects
American Indian Consultation	Surface Water Hydrology
Aquatic Life and Fisheries	Surface Water Quality
Cultural Resources	Transportation
Geology	Vegetation
Geotechnical Engineering	Water Rights
Ground Water Hydrology	Wetlands and Other Waters
Land Use	Wilderness and Inventories
Recreation	Roadless area
Scenery	Wildflife Resources
Soils and Reclamation	

Identify Alternatives to be studied

Agency and Public Scoping Meetings August 2005

Began EIS Process July 2005

Key
- Steps remaining
- Steps completed
- Process started

In collaboration with the U.S. Forest Service and the Montana State Department of Environmental Quality, the Company completed major milestones in 2009-2010 that set the foundation for the final phase, which includes a Supplement Draft Environmental Impact Study (EIS), Biological Opinion, Final EIS and Record of Decision (ROD).

In the illustration, you will notice how far we have come through the process toward obtaining all permits required to develop the mine.

Operations:
Montanore Activities
Preparations for Evaluation Drilling

The Montanore Project is an advanced stage exploration project.

The project is currently the subject of two primary activities, including preparations for the underground drilling and evaluation program and project re-permitting, with a goal of having a fully permitted project ready for development.

Through the tenure of Mines Management, the project has undergone significant mine planning and engineering in anticipation of completing an underground drilling program, the data from which would be used to support detailed engineering and a final feasibility study.

Preparations are being made for the underground evaluation drilling program, and have included re-opening of the evaluation decline, installation of site facilities and infrastructure, and constructing a state of the art water treatment facility which will protect the quality of the water in the region.



HR-28
HR-21
HR-25
454000N
HR-20
HR-24
HR-16
453000N
HR-19
HR-23
HR-22
HR-17
451000N
500000E
501000E
502000E
MONTANORE PROJECT
EVALUATION DRILLING PLAN
LEGEND
First phase drilling - Production Years 1-2
Second phase drilling North - Production Years 3-5
Second phase drilling South - Production Years 3-5
Drill intercept targets
Historical drill intercepts
Drill station
Decline extension and crosscut drifts

The evaluation drilling program is designed to delineate mineable reserves for the first 5-10 years of the project's mine life.



Montanore Minesite

Pursuant to the project's existing permits, we have been active constructing site infrastructure and facilities in preparation for the evaluation drilling program.

The drilling program is targeted to delineate sufficient mineralized material to support project financing and targeted production from the mine for the first five to ten years.

Data from the drilling program will be analyzed to determine optimal design of the mine and milling facilities, as well as the method and rate of production, and, in general, to determine the economic feasibility of developing the project.

Stewardship

Mines Management, Inc. and its employees take seriously the notion of good stewardship toward the stakeholders in the vicinity of the Montanore Project.

COMMUNITY

We are driven by, and excited about, the prospect of contributing to improvement of the community's employment base, and are committed to being a responsible 'good-neighbor' in the region. We are also accutely aware of the need to conduct business activities and outreach in ways that are productive for the long term, and in ways that build a strong foundation and long term value in the region that is sustainable.

We believe the example we have set is reflected in the strong support we have enjoyed for development of the project thus far.



Mines Management is actively engaged in promoting responsible and sustainable initiatives in the community.

ENVIRONMENT

The major elements of the Montanore Project are inherently conducive to protecting the environment.



State of the art water treatment protects the quality of the water in the region.

STATE OF THE ART WATER TREATMENT

The Company has invested heavily over the past two years both financially and operationally at the site to protect the quality of the regional water supply.

Water treatment technology used at the Montanore Project is designed to minimize risks of effluent degrading regional surface or ground water.

Completion of second phase construction of the water treatment facility will bring the total initial cost of the plant to nearly $3 million.

UNDERGROUND MINING REDUCES IMPACT

The Montanore is unique in today's world of large, bulk mined, open-pit projects by being proposed as an underground mine, eliminating the major surface impacts of most mining activities.

Stock Information

STOCK INFORMATION

MARKETS
NYSE-Amex

Stock symbol	MGN

Toronto Stock Exchange

Stock symbol	MGT
Warrant symbol	MGT.Wt.US

FOUNDED	1947

SHARE CAPITAL (April 11, 2011)

Shares outstanding	28,585,301
Warrants outstanding	5,524,048
Options outstanding	2,446,000
Total shares fully diluted	36,555,349



2010 Market Performance
60.00%
40.00%
20.00%
0.00%
-20.00%
-40.00%
-60.00%
HUI % 28.89% *
MGN % 44.64%
1/4/2010
2/4/2010
3/4/2010
4/4/2010
5/4/2010
6/4/2010
7/4/2010
8/4/2010
9/4/2010
10/4/2010
11/4/2010
12/4/2010

* HUI is the Amex Gold Bugs Stock Index

TRANSFER AGENT
United States
Computershare Trust Company
P.O. Box 1596
Denver, Colorado 80201
Phone (Shareholder Services) (800)962-4284

Canada
Computershare Investors Services, Inc.
100 University Avenue - 9th Floor
Toronto, Ontario
Canada
Phone (Shareholder Services) (800)962-4284

Share Price Ranges (2009-2011)

	NYSE-Amex US$		TSX C$	
Fiscal Period				
2011	High	Low	High	Low
Q1	$4.30	$2.34	$4.04	$2.32
2010				
Q4	$4.18	$2.14	$4.12	$2.23
Q3	$2.36	$1.49	$2.33	$1.56
Q2	$2.84	$1.76	$2.57	$1.90
Q1	$3.29	$2.45	$3.38	$2.57
2009				
Q4	$3.35	$2.10	$3.57	$2.27
Q3	$2.83	$1.37	$3.05	$1.54
Q2	$2.00	$1.32	$2.40	$1.41
Q1	$2.05	$1.15	$2.52	$1.62

We will provide, without charge, a copy of our Annual Report on Form 10-K for 2010 (including financial statements, but excluding exhibits) to any stockholder who requests one.
Requests should be directed to:
Mines Management, Inc.
Investor Relations
905 West Riverside Ave. - Suite 311
Spokane, Washington 99201
Copies of the 10-K and all exhibits thereto may also be obtained from our website: www.minesmanagement.com, or the SEC's website: www.sec.gov.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-32047

MINES MANAGEMENT, INC.
(Exact Name of Registrant as Specified in its Charter)

Idaho	**91-0538859**
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)
905 W. Riverside Avenue, Suite 311 **Spokane, Washington**	**99201**
(Address of principal executive office)	(Zip Code)

(509) 838-6050
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value	NYSE Amex Equities Exchange
Preferred Stock Purchase Rights	

Securities registered pursuant to Section 12(g) of the Act:

Warrants to purchase common stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to post such filed). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated Filer ☐ Accelerated Filer ☐ Non-accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2010, was approximately $32.9 million based on the closing price of the Common Stock on the NYSE Amex Equities Exchange of $1.76 per share. The number of shares of our common stock outstanding as of March 30, 2011 was 28,265,301.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required for Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K is incorporated by reference to the Registrant's Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders to be filed no later than April 30, 2011.

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

Some information contained in or incorporated by reference into this report may contain forward looking statements as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this report that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. These include, but are not limited to, such things as those listed below:

- comments regarding further exploration and evaluation of the Montanore Project, including drilling activities, feasibility determinations, including those in the Preliminary Economic Assessment, engineering and environmental studies, environmental, reclamation and permitting requirements and the process and timing and the costs associated with the foregoing;
- the process and timing associated with the permitting process, including the issuance of biological opinions, a final environmental impact statement and a record of decision and completion of wetland mitigation plans;
- estimates of mineralized material;
- financing needs, including the financing required to fund the final phases of the advanced exploration and delineation drilling program and bankable feasibility study;
- sources of financing;
- the sufficiency of working capital to complete the rehabilitation of the Libby adit and commence delineation drilling;
- planned expenditures and cash requirements for 2011;
- efforts to reduce costs, including reducing manpower;
- results of the hydrological model and the effects thereof;
- the search for potential exploration and development opportunities in the mining industry;
- the possibility of challenges by environmental groups or others to our permitting efforts or planned exploration, development or mining activities;
- potential completion of a bankable feasibility study and the costs associated therewith; and
- markets for silver and copper.

The use of any of the words "anticipate," "estimate," "expect," "may," "project," "should," "believe," and similar expressions are intended to identify uncertainties. We believe the expectations reflected in those forward looking statements are reasonable. However, we cannot assure that the expectations will prove to be correct. Actual results could differ materially from those anticipated in these forward looking statements as a result of the factors set forth below and other factors set forth in this report:

- the availability of experienced employees;
- uncertainties associated with developing new mines or mining operations;
- the absence of any history of production;
- the history of losses, which we expect to continue for the foreseeable future;
- uncertainties associated with acquiring new mining properties, including uncertainties regarding the availability of properties or companies to be acquired, the ability to negotiate acquisitions on acceptable terms or to otherwise accomplish such acquisitions, the ability to finance such

acquisitions on acceptable terms, and the ability to manage acquired assets or to achieve the goals of the acquisition;

- the absence of proven or probable reserves, and uncertainty regarding whether reserves will be established at our Montanore Project;
- the speculative nature of exploration for mineral resources, including variations in ore grade and other characteristics affecting mining and mineral recoveries which involves substantial expenditures and is frequently non-productive;
- the need for additional financing to complete the underground evaluation program and to develop the Montanore Project;
- financial market conditions and the availability of financing, or its availability on terms acceptable to us;
- the availability, terms, conditions, costs, timing of, or delays in receiving required governmental permits and approvals;
- the competitive nature of the mining industry;
- risks inherent in the mining process, including geological, technical, permitting, mining and processing problems;
- worldwide economic and political events affecting the supply of and demand for silver and copper and volatility in the market price for silver and copper;
- ongoing reclamation obligations on the Montanore Project properties;
- significant government regulation of mining activities;
- uncertainty regarding changes in mining or environmental laws that could increase costs and impair our ability to develop our properties;
- environmental risks;
- uncertainty regarding title to some of our properties;
- anti-takeover provisions in our articles of incorporation and bylaws and under Idaho law, which may enable our incumbent management to retain control of us and discourage or prevent a change of control that may be beneficial to our stockholders;
- the volatility of the market price of our common stock;
- the intention not to pay any cash dividends in the foreseeable future;
- the potential depressive effect of the recent issuance of common stock on the market price of our common stock;
- future dilution of shareholders by the exercise of options and warrants, and the depressive effect on the stock price of the existence of a significant number of outstanding options and warrants;
- full-ratchet anti-dilution provisions of certain outstanding warrants;
- obligations under a long-term contract to sell our silver production;
- the factors discussed under "Risk Factors" in this Annual Report on Form 10-K for the period ending December 31, 2010.

For a more detailed discussion of such risks and other important factors that could cause actual results to differ materially from those in such forward-looking statements, please see the section entitled "Item 1A. Risk Factors" contained in this Annual Report on Form 10-K for the period ending

December 31, 2010. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that these statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in the statements. Except as required by law (e.g. information contained in our subsequent reports filed with the SEC on Forms 10-K, 10-Q and 8-K and any amendments thereto), we assume no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

GLOSSARY OF TERMS

Guide 7 Definitions

Mineralized material . . . . The term "mineralized material" refers to material that is not included in reserves as it does not meet all of the criteria for adequate demonstration of economic or legal extraction.

Reserves . . . . The term "reserves" refers to that part of a mineral deposit which could be economically and legally extracted or produced.

Non-reserves . . . . The term "non-reserves" refers to mineralized material that is not included in reserves as it does not meet all of the criteria for adequate demonstration of economic or legal extraction.

Exploration stage . . . . An "exploration stage" prospect is one which is not in either the development or production stage.

Development stage . . . . . . A "development stage" project is one which is undergoing preparation of an established commercially mineable deposit for extraction but which is not yet in production. This stage occurs after completion of a feasibility study.

Production stage . . . . A "production stage" project is one actively engaged in the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product.

Additional Definitions

Adit . . . . A horizontal tunnel or drive, open to the surface at one end, which is used as an entrance to a mine.

Axis . . . . Intersection of the axial plane of a fold with a particular bed; axial line.

Bankable feasibility study . A comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Bornite . . . . An isometric mineral, 1[Cu5 FeS4]; metallic; brownish bronze tarnishing to iridescent blue and purple; in hypogene and contact metamorphic deposits and mafic rocks; a valuable source of copper.

Chalcocite . . . . A monoclinic mineral, 96[Cu2 S]; pseudohexagonal, metallic gray-black with blue to green tarnish; a secondary vein mineral; an important source of copper.

Development . . . . Work carried out for the purpose of opening up a mineral deposit and making the actual ore extraction possible.

Dip . . . . The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike. A vein is a mineralized zone having a more or less regular development in length, width and depth, which clearly separates it from neighboring rock. A strike is the direction or bearing from true north of a vein or rock formation measured on a horizontal surface.

Drift . . . . A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a cross-cut which crosses the rock formation.

Exploration . . . . Work involved in searching for ore, usually by drilling or driving a drift.

Galena . . . . A sulphide mineral of lead, being a common lead ore mineral.

Grade . . . . The average assay of a ton of ore, reflecting metal content.

Horizon . . . . In geology, any given definite position or interval in the stratigraphic column or the scheme of stratigraphic classification; generally used in a relative sense.

Host rock . . . . The rock surrounding an ore deposit.

Interbed . . . . Occurring between distinct rock layers or strata.

Lode . . . . A vein of mineral ore deposited between clearly demarcated layers of rock.

Metasediment . . . . A sedimentary rock which shows evidence of having been subjected to metamorphism.

Mineral . . . . A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

Mineralization . . . . The presence of economic minerals in a specific area or geological formation.

Ore . . . . Material that can be mined and processed that provides a positive cash flow.

Patented mining claim . . . A patented mining claim is one for which the federal government of the United States has passed its title to the claimant, making it private land. A person may mine and remove minerals from a mining claim without a mineral patent. However, a mineral patent gives the owner exclusive title to the locatable minerals. It also gives the owner title to the surface and other resources.

Precambrian . . . . All geologic time before the Paleozoic era.

Prospect . . . . A mining property, the value of which has not been determined by exploration.

Quartzite . . . . A metamorphic rock formed by the transformation of a sandstone rock by heat and pressure.

Reclamation . . . . The restoration of a site after mining or exploration activity is completed.

Recovery . . . . The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

Siltite . . . . An indurated silt having the texture and composition of shale but lacking its fine lamination or fissility; a massive mudstone in which the silt predominates over clay; a nonfissile silt shale. It tends to be flaggy, containing hard, durable, generally thin layers, and often showing various primary current structures.

Stope . . . . An excavation in the form of steps made by the mining of ore from steeply inclined or vertical veins.

Stratabound . . . . A situation in which mineralization is essentially contained in or confined to a particular sedimentary or volcanic unit.

Stratigraphy . . . . The branch of geology which studies the formation, composition, sequence and correlation of the stratified rock as parts of the earth's crust.

Strike . . . . The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

Sulfide . . . . A compound of bivalent sulfur with an electropositive element or group, especially a binary compound of sulfur with a metal.

Tailings . . . . Material rejected from a mill after the recoverable valuable minerals have been extracted.

Trend . . . . The direction, in the horizontal plane, or a linear geological feature (for example, an ore zone), measured from true north.

Unpatented mining claim . A parcel of property located on federal lands pursuant to the General Mining Law of 1872 and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government of the United States. The holder of a valid, unpatented lode-mining claim is granted certain rights including the right to explore and mine such claim under the General Mining Law.

Vein . . . . A mineralized zone having a more or less regular development in length, width and depth, which clearly separates it from neighboring rock.

PART I

ITEM 1. BUSINESS.

Overview

Mines Management, Inc. (together with its subsidiaries, "MMI," "Mines Management," the "Company," "we," "our," "ours," or "us"), is engaged in the business of acquiring and exploring, and if exploration is successful, developing mineral properties, primarily those containing silver and associated base and precious metals. The Company was incorporated under the laws of the State of Idaho on February 20, 1947. The Company's executive offices are located at 905 W. Riverside, Suite 311, Spokane, Washington 99201.

The Company's principal mineral property interest, the Montanore Project, is held by its wholly owned subsidiaries, Newhi, Inc. and Montanore Minerals Corp. The Company's properties, including the Montanore property, are currently in the exploration stage. The Company has commenced re-permitting of the Montanore Project and is determining its feasibility for development. No property is currently in production.

The Montanore Project is located in northwestern Montana, and from 1988 to 2002 was owned by Noranda Minerals Corporation. During that time the project received an approved environmental impact statement ("EIS") and all of its primary environmental permits. From 1988 to 2002 the Company held royalty rights to a portion of the deposit. In 2002, Noranda announced that it was abandoning the project, and subsequently transferred to the Company by quitclaim deed the patented and unpatented mining claims that control the mineral rights, and all drill core and intellectual property including geologic, environmental and engineering studies, relating to the Montanore Project.

In May 2006, we acquired two Noranda subsidiaries that held title to the property providing access to the 14,000 foot Libby adit and related permits. We obtained permit revisions that allowed us to reopen the Libby adit and to dewater and rehabilitate the adit. The Libby adit, when extended, will provide access to the Montanore deposit for our planned underground exploration and delineation drilling program. We submitted revisions to the operating permit that allowed us to reopen the Libby adit in 2006 and to proceed with dewatering and rehabilitation of the adit. In March 2008, we obtained authorization from the State of Montana to resume the exploration activities started by the previous owner. Until the environmental review process for the Montanore Project is complete, however, we are prohibited from conducting exploration activities at the Libby adit.

Since 2003, we have spent approximately $49.5 million on evaluation and updating of data, including that originating from previous owners, permitting activities, acquisition of equipment, construction of site infrastructure, and development and construction of a dewatering system. As currently planned, the advanced exploration and delineation drilling program includes the following:

- Development and advancement of the Libby adit by 3,000 feet to access the deposit;
- Drifting of approximately 10,000 feet and establishment of drill stations; and
- Diamond core drilling of approximately 50 holes totaling approximately 50,000 feet.

Results of the drilling program, if successful, would provide data to support the completion of a bankable feasibility study and further optimization of the mine plan. The advanced exploration and delineation drilling program, through completion of a bankable feasibility study, is expected to cost an additional $20 to $25 million.

Before we are able to advance the Montanore Project, we must obtain the requisite project approvals and permits from the U.S. Forest Service ("USFS"), the State of Montana Department of Environmental Quality ("MDEQ"), the U.S. Fish and Wildlife Service, and the Army Corps of Engineers. A draft EIS was issued by the USFS and the MDEQ in the first quarter of 2009. The comment period has expired, and the USFS and MDEQ are responding to comments received. We anticipate that the required permits could be issued as early as the end of 2011. Until permits have been received, we will not be able to proceed with the underground evaluation program.

Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. When we wish to acquire an exploration project, we typically compete with other entities, most of which have greater resources than we do. In addition, we compete with others in efforts to obtain financing to explore and develop mineral properties.

Employees

As of March 30, 2011, the Company had eight employees located in Spokane, Washington and eight employees in Libby, Montana. The Company plans to add additional engineering, geological, and operating staff at Libby as the development of our Montanore Project progresses. Outside consultants and contractors are engaged to perform tasks involved in re-permitting the Montanore Project and advancing the adit rehabilitation and drifting. The Company expects to continue to rely on consultants to provide these services in the immediate future.

Regulation

The Company's activities in the United States are subject to various federal, state, and local laws and regulations governing exploration, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. These laws are continually changing and, in general, are becoming more restrictive. We have made, and expect to make in the future, significant expenditures to comply with such laws and regulations. Changes to current local, state or federal laws and regulations in the jurisdictions where we operate could require additional capital expenditures and result in an increase in our costs. Although we are unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could impact the economics of our projects.

For more information regarding the regulations to which we are subject and the risks associated therewith, see "Permitting and Environmental" under Item 2 "Properties" and Item 1A "Risk Factors."

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may access and read our filings without charge through the SEC's website, at www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

We also make our public reports available through our website, www.minesmanagement.com, as soon as practicable after we file or furnish them with the SEC. You may also request copies of the documents, at no cost, by telephone at (509) 838-6050 or by mail at Mines Management, Inc., 905 W. Riverside Avenue, Suite 311, Spokane, Washington 99201. The information on our website is not part of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS.

Our business, operations, and financial condition are subject to various risks. In addition to historical information, the information in this Annual Report on Form 10-K contains "forward-looking" statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this report. The risks below address some of the factors that may affect our future operating results and financial performance.

We have no proven or probable reserves.

We are currently in the exploration stage and have no proven or probable reserves, as those terms are defined by the SEC, on any of our properties, including the Montanore Project. The mineralized material identified to date in respect of the Montanore Project has not demonstrated economic viability and we cannot provide any assurance that mineral reserves with economic viability will be identified on that property.

In order to demonstrate the existence of proven or probable reserves under SEC guidelines, it would be necessary for us to advance the exploration of our Montanore Project by significant additional delineation drilling to demonstrate the existence of sufficient mineralized material with satisfactory continuity. If successful, the results of this drilling program would provide the basis for a feasibility study demonstrating with reasonable certainty that the mineralized material can be economically extracted and produced. We do not currently have sufficient data to support a feasibility study with regard to the Montanore Project, and in order to perform the drilling to support such feasibility study, we must first obtain the necessary permits to continue our exploration efforts. It is possible that, even if we obtain sufficient geologic data to support a feasibility study on the Montanore Project, the data will lead us to conclude that none of the identified mineral deposits can be economically and legally extracted or produced. If we cannot adequately confirm or discover any mineral reserves of precious metals on the Montanore property, we may not be able to generate any revenues.

Even if we discover mineral reserves on the Montanore property in the future that can be economically developed, the initial capital costs associated with development and production of any reserves found is such that we might not be profitable for a significant time after the initiation of any development or production. The commercial viability of a mineral deposit once discovered is dependent on a number of factors beyond our control, including particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as metal prices. In addition, development of a project as significant as Montanore will likely require significant debt financing, the terms of which could contribute to a delay of profitability.

We will require additional financing to complete our exploratory drilling program at the Montanore Project, which we may be unable to obtain.

We are an exploration stage mining company and currently do not have sufficient capital to fully fund the activities needed to establish the economic feasibility of the Montanore Project. Following the common stock offering just completed in March 2011, we have approximately $19.1 million of cash on hand. We anticipate that our expenses in 2011 will be approximately $2.0 million for regulatory permitting activities and $6.0 million of general and administrative expenses, assuming that permitting is not completed until the end of 2011. We estimate that, following the completion of permitting, the costs of completing the exploratory drilling program will be approximately $20 to $25 million, plus general and administrative expenses during the period in which the drilling program is being conducted. Uncertainties surrounding the exploratory drilling program and, in particular, the permitting process, could require the project to take longer and cause costs to increase. Our cash in hand will not be sufficient to complete the exploratory drilling program and prepare the bankable feasibility study, and additional financing will be required. We cannot guarantee that we would be able to obtain any such additional financing on commercially reasonable terms or at all, nor can we guarantee that we would be able to fund the activities required to complete a bankable feasibility study. Additional equity funding could be dilutive to existing stockholders. If we fail to obtain the necessary financing when needed, we may not be able to execute our planned activities and we may be forced to abandon exploration and development, or to sell our interest in, the Montanore Project, which would have a material adverse effect on our growth strategy and our results of operations and financial condition.

Even if our exploration efforts at Montanore are successful, we may not be able to raise the funds necessary to develop the Montanore Project.

If our exploration efforts at Montanore are successful, our current estimates indicate that we would be required to raise approximately $550 million in external financing to develop and construct the Montanore Project. Sources of external financing could include bank borrowings and debt and equity offerings. Even if a bankable feasibility study is completed, commodity prices, the then-current state of financial markets or other factors may make financing for the development of the Montanore Project unavailable. Financing has become significantly more difficult to obtain in the current market environment. There can be no assurance that we will commence production at Montanore or generate sufficient revenues to meet our obligations as they become due or obtain necessary financing on acceptable terms, if at all, and we may not be able to secure the financing necessary to begin or sustain production at the Montanore Project. If we cannot adequately finance our exploration of the Montanore property and its subsequent development, we will not be able to generate any revenues. In addition, should we incur significant losses in future periods, we may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different than those included in our periodic reports.

We may not be able to obtain permits required for development of the Montanore Project.

In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. We are required to obtain numerous permits for our Montanore Project. Obtaining the necessary governmental permits has been, and continues to be, a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings. We have been engaged in renewing or pursuing permits since early 2005, and, under the most favorable timing, could have permits in place by the end of 2011. However, the process is controlled by the governmental agencies, and during the process these agencies have repeatedly missed anticipated deadlines. Obtaining required permits for the Montanore Project may be more difficult due to its location within the Cabinet Wilderness Area, and its proximity to core habitat of certain protected species, including the grizzly bear and bull trout. In addition, a third party is seeking to permit another mining operation near the Montanore Project and if that effort were successful, the impact of that operation on the environment and on wildlife in the area would have to be taken into consideration in our permitting determinations and could make those determinations more difficult. Private groups dedicated to protection of the environment have been active in opposing permitting of projects in and near the Cabinet Wilderness Area.

Mining projects require the evaluation of environmental impacts for air, water, vegetation, wildlife, cultural, historical, geological, geotechnical, geochemical, soil and socioeconomic conditions. Permits are required for, among other things, storm-water discharge; air quality; wetland disturbance; dam safety (for water storage and/or tailing storage); septic and sewage; and water rights appropriation, and compliance must be demonstrated with the Endangered Species Act and the National Historical Preservation Act. An EIS is required before we could commence mine development or mining activities. Baseline environmental conditions are the basis on which direct and indirect impacts of the Montanore Project are evaluated and based on which potential mitigation measures would be proposed. If the Montanore Project were found to significantly adversely impact the baseline conditions, we could incur significant additional costs to avoid or mitigate the adverse impact, and delays in the Montanore Project could result.

The duration and success of our efforts to re-permit are contingent upon many variables not within our control. There can be no assurance that we will obtain all necessary permits and, if obtained, that the permitting costs involved will not exceed available funds. Permitting costs through 2010 have been approximately $30 million, and it is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not have sufficient funds to proceed with the further exploration, development or operation of a mine at the Montanore Project.

We have a history of losses and we expect losses to continue.

As an exploration company that has no production history, we have incurred losses since our inception and we expect to continue to incur additional losses for foreseeable future. For the fiscal years ended December 31, 2008, 2009 and 2010, we incurred losses of $10.8 million, $9.4 million and $10.7 million, respectively. As of December 31, 2010, we had a deficit accumulated during the exploration stage of $57.4 million. There can be no assurance that we will achieve or sustain profitability in the future.

We have no recent history of production.

We have no recent history of producing silver or other metals and the process of achieving production has many uncertainties. The development of our Montanore Project would require that we establish resources, obtain approximately $550 million of financing, and construct and operate a mine, processing plant, and related infrastructure. During this process, we would be subject to all of the risks associated with establishing a new mining operation and business enterprise. We may never successfully establish mining operations, and any operations may never achieve profitability.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures and is frequently non-productive.

Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

- establish ore reserves through drilling and metallurgical and other testing techniques;
- determine metal content and metallurgical recovery processes to extract metal from the ore; and
- design mining and processing facilities.

If we discover ore at the Montanore Project, we expect that it would be several additional years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production could change as a result of changes in commodity prices or other issues. As a result of these uncertainties, there can be no assurance that our exploration programs will result in proven and probable reserves in sufficient quantities to justify commercial operations at the Montanore Project.

Operation of a mine at the Montanore site will depend on our ability to recruit and retain qualified employees.

If our exploration efforts at Montanore are successful and we are able to raise the necessary external financing to develop and construct the Montanore Project, our ability to conduct mining operations will depend in part upon our ability to attract, compensate and retain a sufficient number of qualified employees, including executive officers, managers, employees and other personnel knowledgeable about the mining business. Qualified individuals of the requisite caliber and number needed to fill these positions may be in short supply in areas near the Montanore Project, and the challenges in attracting and relocating qualified employees to the Montanore site may be considerable. If we are unable to hire and retain employees to operate our mine, any planned commencement of mining operations in the future would be delayed. Furthermore, increases in labor costs due to the competition for qualified employees and hiring employees represented by labor unions could render mining operations at Montanore uneconomical. Any such delays or any increases in labor costs could have a material adverse effect on our business and financial condition.

Our future profitability, and our ability to finance the development of the Montanore Project, will be affected by changes in the prices of metals.

If we establish reserves, our ability to obtain a favorable feasibility study for the Montanore Project and obtain financing for the development of a mine, as well as our profitability and long-term viability will depend, in large part, on the market prices of silver and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

- global or regional consumption patterns;
- supply of, and demand for, silver and copper;
- speculative activities;
- expectations for inflation; and
- political and economic conditions.

The aggregate effect of these factors on metals prices is impossible for us to predict. Decreases in metals prices could adversely affect our ability to finance the exploration and development of our properties, which would have a material adverse effect on our financial condition and results of operations and cash flows. There can be no assurance that metals prices will not decline. During the five-year period ended December 31, 2010, the high and low settlement prices for silver and copper were approximately $30.93 and $8.79 per ounce and $4.44 and $1.28 per pound, respectively.

We are subject to significant governmental regulations.

Our operations and exploration and development activities are subject to extensive federal, state, and local laws and regulations governing various matters, including:

- environmental protection;
- management and use of toxic substances and explosives;
- management of natural resources;
- exploration and development of mines, production and post-closure reclamation;
- taxation;
- labor standards and occupational health and safety, including mine safety; and
- historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in us incurring significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of any future operations and delays in the exploration of our properties.

Changes in mining or environmental laws could increase costs and impair our ability to develop our properties.

From time to time the U.S. Congress may consider revisions in its mining and environmental laws. It remains unclear to what extent new legislation may affect existing mining claims or operations. The effect of any such revisions on our operations cannot be determined conclusively until such revision is enacted; however, such legislation could materially increase costs on properties located on federal lands, such as ours, and such revision could also impair our ability to develop the Montanore Project and to explore and develop other mineral projects.

We are subject to environmental risks.

Mineral exploration and mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to us (or to other companies in the minerals industry) at a reasonable price. To the extent that we become subject to environmental liabilities, the satisfaction of those liabilities would reduce funds otherwise available to us and could have a material adverse effect on us. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

The mining industry is intensely competitive.

The mining industry is intensely competitive. We may be at a competitive disadvantage because we must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than we do. Increased competition could adversely affect our ability to attract necessary capital funding or acquire suitable properties or prospects for mineral exploration in the future.

Our future success is subject to risks inherent in the mining industry.

Our future mining operations, if any, would be subject to all of the hazards and risks normally incident to developing and operating mining properties. These risks include:

- insufficient ore reserves;
- fluctuations in metal prices and increase in production costs that may make mining of reserves uneconomic;
- significant environmental and other regulatory restrictions;
- labor disputes;
- geological problems;
- failure of underground stopes and/or surface dams;
- force majeure events; and
- the risk of injury to persons, property or the environment.

We have ongoing reclamation obligations on the Montanore Project properties.

Although we have posted bonds with the State of Montana to cover expected future mine reclamation costs, there is no guarantee that the amount of these bonds will satisfy the environmental regulations and requirements. Should government regulators determine that additional reclamation work is required, we may be required to fund this work, which could have a material adverse effect on our financial position.

The title to some of our properties may be uncertain or defective.

Although the Montanore deposit is held by patented mining claims, a significant portion of our holdings consist of unpatented lode and millsite claims. Certain of our United States mineral and surface use rights consist of "unpatented" mining and millsite claims created and maintained in accordance with the U.S. General Mining Law of 1872, or the General Mining Law. Unpatented mining and millsite claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining and millsite claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the General Mining Law. Also, unpatented mining and millsite claims and related rights, including rights to use the surface, are subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining or millsite claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining and millsite claims. We have not filed a patent application for any of our unpatented mining and millsite claims that are located on federal public lands in the United States and, under possible future legislation to change the General Mining Law, patents may be difficult to obtain. The Company has obtained a title opinion on the patented mining claims covering the Montanore deposit, but not on all of its patented mining claims. The Company has not obtained title opinions on any of its unpatented mining or millsite claims.

Our ability to conduct exploration, development, mining and related activities may also be impacted by administrative actions taken by federal agencies. With respect to unpatented millsites, for example, the ability to use millsites and their validity has been subject to greater uncertainty since 1997. In November of 1997, the Secretary of the Interior (appointed by President Clinton) approved a Solicitor's Opinion which concluded that the General Mining Law imposed a limitation that only a single five-acre millsite may be claimed or used in connection with each associated and valid unpatented or patented lode mining claim. Subsequently, however, on October 7, 2003, the new Secretary of the Interior (appointed by President Bush) approved an Opinion by the Deputy Solicitor which concluded that the mining laws do not impose a limitation that only a single five-acre millsite may be claimed in connection with each associated unpatented or patented lode mining claim. Current federal regulations do not include the millsite limitation. There can be no assurance, however, that the Department of the Interior will not seek to re-impose the millsite limitation at some point in the future.

In addition, a consortium of environmental groups recently filed a lawsuit in the United District Court for the District of Columbia against the Department of the Interior, the Department of Agriculture, the Bureau of Land Management, or BLM, and the USFS, asking the court to order the BLM and USFS to adopt the five-acre millsite limitation. That lawsuit also asks the court to order the BLM and the USFS to require mining claimants to pay fair market value for their use of the surface of federal lands where those claimants have not demonstrated the validity of their unpatented mining claims and millsites. If the plaintiffs in that lawsuit were to prevail, that could have an adverse impact on our ability to use our unpatented millsites for facilities ancillary to our mining activities, and could significantly increase the cost of using federal lands at the Montanore Project for such ancillary facilities.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law, as well as legislation that would make comprehensive changes to the law. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If adopted, such legislation could, among other things, (i) adopt the millsite limitation discussed above, (ii) impose time limits on the effectiveness of plans of operation that may not coincide with mine life, (iii) impose more stringent environmental compliance and reclamation requirements, (iv) establish a mechanism that would allow states, localities and Native American tribes to petition for the withdrawal of identified tracts of federal land from the operation of the General Mining Law, (v) allow for administrative determinations that mining would not be allowed in situations where undue degradation of the federal lands in question could not be prevented, and (vi) impose royalties on silver and copper production from unpatented mining and millsite claims located on federal lands or impose fees on production from patented mining and millsite claims. Further, it could have an adverse impact on earnings from our operations, could reduce estimates of any reserves we may establish and could curtail our future exploration and development activity on federal lands or patented claims.

While we have no reason to believe that title to any of our properties is in doubt, title to mining properties is subject to potential claims by third parties claiming an interest in them. For example, on September 26, 2007, we filed a declaratory judgment in Montana state district court against parties who had located unpatented mining claims on surface land above our adit and above where our patented and unpatented mining claims, mill sites and tunnel sites are located. The defendants then asserted trespass claims against us relating to our use of our mining claims and millsites and the adit. The parties engaged in a mediation in 2009 which resulted in a settlement. Subsequently, however, one of the defendants claimed that a settlement had not been reached. As a result, we filed a motion to enforce the settlement reached in the mediation. Motions for reconsideration from all parties are pending. We do not believe that the defendants have valid claims that interfere with our right to use the adit to reach the Montanore deposit.

We are obligated by a right of first refusal agreement relating to our future silver production that may affect the willingness of third parties to enter into silver purchase agreements with us.

In November 2007, we entered into a Right of First Refusal agreement with a significant stockholder that granted to that stockholder a 20-year right of first proposal and a right to match third-party proposals to purchase all or any portion of silver mined, produced or recovered by us in the State of Montana. The right does not apply to trade sales and spot sales in the ordinary course of business or forward sales, in each case, for which we receive no upfront payment. The existence of this agreement may make other potential buyers for silver we produce less likely to negotiate with us to purchase silver, since they would be subject to losing the silver bargained for. A reduction in the number of bidders for our silver could reduce the price we can obtain for silver we produce.

The market price of our common stock is subject to volatility and could decline significantly.

Our common stock is listed on the NYSE Amex and the Toronto Stock Exchange, or TSX. Securities of small-cap companies such as ours have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. This volatility has been exacerbated in recent years because of global economic and political disruptions and natural disasters. Our share price is also likely to be significantly affected by short-term changes in silver and copper prices or in our liquidity, financial condition or results of operations as reflected in our quarterly earnings reports. Over the last three years, the closing price of our common shares as reported on the NYSE Amex has fluctuated from a low of $0.57 per share to a high of $4.39 per share. Other factors unrelated to our performance that could have an effect on the price of our common stock include the following:

- the extent of analyst coverage available to investors concerning our business is limited because investment banks with research capabilities do not follow our securities;
- the trading volume and general market interest in our securities could affect an investor's ability to trade significant numbers of shares of our common stock;
- the relatively small size of the public float will limit the ability of some institutions to invest in our securities; and
- a substantial decline in our stock price that persists for a significant period of time could cause our securities to be delisted from the NYSE Amex and the TSX, further reducing market liquidity.

As a result of any of these factors, the market price of our common stock at any given point in time might not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Our shareholders are subject to future dilution by the exercise of options and warrants, and the existence of a significant number of options and warrants could depress the price of our common stock.

As of December 31, 2010, we had 23,342,097 shares outstanding. As of that date, there were (i) options outstanding to purchase up to 2,504,000 shares of common stock at a weighted average exercise price of $1.74 per share and (ii) warrants outstanding to purchase 5,625,483 shares at a weighted average exercise of $4.50 per share (2,207,183 shares at an exercise price of $2.56 and 3,418,300 shares at an exercise price of $5.75 per share). Currently, we are unable to issue 951,960 of the warrant shares exercisable at $2.56 per share without obtaining stockholder approval. We are considering seeking stockholder approval to permit issuance of all warrant shares.

Historically, we have repriced stock options when the exercise price falls $1.00 or more below the prevailing market price of our common stock, but as of January 1, 2010, the Company no longer reprices stock options. 2,069,000 additional shares of common stock are available for issuance under our stock option plans. If we issue additional options or warrants, or if currently outstanding options or warrants to purchase our common stock are exercised, the investments of our shareholders would be further diluted. In addition, the potential for exercise of a significant number of options and warrants can have a depressive effect on the market price for our common stock.

The issuance of additional common stock may negatively impact the trading price of our common stock.

We have issued equity securities in the past, most recently in March 2011, and may continue to issue equity securities to finance our activities in the future, including to finance future acquisitions, or as consideration for acquisitions of businesses or assets. In addition, outstanding options and warrants to purchase our common stock may be exercised and additional options and warrants may be issued, resulting in the issuance of additional shares of common stock. The issuance by us of additional shares of common stock would result in dilution to our stockholders, and even the perception that such an issuance may occur could have a negative impact on the trading price of our common stock.

Anti-takeover provisions in our articles of incorporation, our bylaws and under Idaho law may enable our incumbent management to retain control of us and discourage or prevent a change of control that may be beneficial to our shareholders.

Certain provisions of our articles of incorporation and bylaws and of Idaho law could discourage, delay or prevent a merger, acquisition, or other change of control that shareholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of common stock of our company. Specifically, our articles of incorporation divides our board of directors into three classes having staggered terms of office. This may prevent or frustrate attempts by our shareholders to replace or remove our management. We have also implemented a shareholders rights plan, also called a poison pill, which would substantially reduce or eliminate the expected economic benefit to an acquirer from acquiring us in a manner or on terms not approved by our board of directors. These and other impediments to a third party acquisition or change of control could limit the price investors are willing to pay in the future for shares of our common stock. Our board of directors has also approved employment agreements with certain of our executive officers that include change of control provisions that provide severance benefits in the event that their employment terminates involuntarily without cause or for good reason within twelve months after a change of control of us. These agreements could affect the consummation of and the terms of a third party acquisition. We are also subject to provisions of Idaho law that could have the effect of delaying, deferring or preventing a change in control of our company. One of these provisions prevents us from engaging in a business combination with any interested shareholder for a period of three years from the date the person becomes an interested shareholder, unless specified conditions are satisfied.

There are differences in U.S. and Canadian requirements for reporting of resources and mineralization, and we utilized the Canadian reporting of resources in our recent Preliminary Economic Assessment, or PEA. Some information required by Canadian reporting is not permitted under SEC guidelines.

The mineralization figures presented in this Form 10-K are based upon estimates made by independent geologists. U.S. reporting requirements for disclosure of mineral properties are governed by SEC Industry Guide 7. Although we are a U.S. company traded on the NYSE Amex, we also report in Canada estimates of resources that are prepared in accordance with Canadian standards because we are also traded on the Toronto Stock Exchange and are thus subject to Canadian reporting requirements. These resource estimates were prepared in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101, commonly known as NI 43-101. In early 2011, we completed a Preliminary Economic Assessment, or PEA, that was prepared in accordance with NI 43-101 reporting standards. The reporting standards required by NI 43-101 are different from the standards permitted to report reserve and resource estimates in reports and other materials filed with the SEC. Accordingly, information concerning descriptions of mineralization contained in our public filings with the SEC may not be comparable to information, including the PEA, we file with Canadian securities authorities.

Under NI 43-101, we report in Canada measured, indicated and inferred resources, measurements which are not permitted in filings made with the SEC by issuers incorporated in the United States. Under SEC rules, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of a feasibility study or other economic evaluations, but they were considered in the PEA. Accordingly, U.S. investors should not place undue reliance on the PEA, and should not assume that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resource will ever be upgraded to a higher category.

Acquisitions and business integration issues will expose us to risks.

We may, in the future, engage in targeted acquisitions. Any acquisition that we make may change our business and operations, and may expose us to new geographic, political, operating, financial, governmental, environmental and geological risks. Our success in acquisition activities depends on our ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and successfully integrate the acquired operations. Any acquisition would be accompanied by risks. We may expend considerable resources on pursuing an acquisition candidate, including on due diligence and negotiations, and we may ultimately not prove successful in completing the acquisition. Even if successful in completing the acquisition, the acquisition may present problems. For example, there may be significant decreases in commodity prices after we have committed to complete the transaction and have established the purchase price or exchange ratio; a material ore body may prove to be below expectations; we may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt our ongoing business and our relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. If we choose to use equity securities as consideration for such an acquisition, our existing stockholders may suffer substantial dilution. Alternatively, we may choose to finance any such acquisition with existing resources which could materially affect our liquidity and the availability of funds to invest in the Montanore Project. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with any acquisition.

We do not intend to pay any cash dividends in the foreseeable future.

We have never paid cash dividends and we intend to retain our earnings, if any, to finance the growth and development of our business. Any return on an investment in our common stock will come from the appreciation, if any, in the value of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES.

The significant properties in which the Company has an interest are described below.

Montanore Property

The Montanore Project is located in Sanders and Lincoln Counties in northwestern Montana and consists of two federal patented mining claims and approximately 1,059 unpatented lode mining claims and mill sites. The unpatented lode claims and mill sites are owned by the Company and are held subject to a $140 per claim annual payment to the federal government.

The Company's ownership of the Montanore deposit stems primarily from its ownership of two patented mining claims, identified as HR 133 and HR 134, which cover the surface outcrop or "apex" of the gently dipping mineralized beds. According to U.S. mining law, the holders of claims covering the apex of a dipping, tabular deposit own the minerals to depth, even if the deposit passes from beneath the apex claim. For the Company's claims at Montanore, these "extralateral rights" have been confirmed by the U.S. Secretaries of Agriculture and Interior and upheld in U.S. District Court. In addition to the patented apex claims, the Company owns unpatented claims located along the fault which bounds the southwestern margin of the deposit and extends outside of the western border of the Cabinet Wilderness Area.

The Company's property holdings for operational access and infrastructure support for the Montanore Project are located to the east of the deposit, south of the town of Libby, and are accessed from Libby by about 16 miles of secondary road up Libby Creek. The apex of the deposit can be reached from Noxon, the nearest town, by taking State Highway 200 about 2 miles to the east and then north about 5 miles on a secondary graveled road to the junction of the west and east forks of Rock Creek. From this point it is about a 4-mile hike up a Jeep trail behind a locked USFS gate to the deposit outcrop. The deposit outcrops near the border of, and lies entirely within the Cabinet Wilderness Area. Because any future mining of the deposit would take place underground and the Company has access to the deposit from outside the Cabinet Wilderness Area (our patented mining claims and certain other mineral rights predate the wilderness area designation), we do not believe that any future mining or associated surface activity would impact the wilderness area.

On May 31, 2006, we acquired Hard Rock Operating Permit 150 that covers certain exploration activities and the Montana Pollution Discharge Elimination System ("MPDES") water discharge permit for the Montanore Project and title to properties providing access to the portal of the Libby adit. The 14,000 foot Libby adit was constructed in the early 1990s by previous operators. The adit stops approximately 2,000 feet short of the deposit. The Libby adit, when extended, will provide access to the Montanore deposit for our planned underground exploration and delineation drilling program. Prior to our activity in 2006, there were no plant, equipment, subsurface improvements or equipment other than the Libby adit, which was plugged and in reclamation. During the third quarter of 2006, the Company reopened the adit and completed initial water testing to determine the treatment method for water discharged from the adit.

Non-Reserves—Mineralized Material

Non-Reserves Reported in the United States. The estimate of mineralized material set forth below was prepared by Mine Development Associates, or MDA. The estimate was prepared in accordance with SEC Industry Guide 7.

Mineralized Material Estimate in accordance with U.S. SEC Industry Guide 7

	Tons	Silver Grade (Ounces per ton)	Copper Grade	Cutoff Grade (Silver ounces per ton)
Mineralized Material	81,506,000	2.04	0.75%	1.0

"Mineralized material" as used in this annual report, although permissible under SEC's Industry Guide 7, does not indicate "reserves" by SEC standards. The Company cannot be certain that any part of the mineralized material at Montanore will ever by confirmed or converted into SEC Industry Guide 7 compliant "reserves." Investors are cautioned not to assume that all or any part of the mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

Geology

The Montanore Project contains a strata-bound silver-copper deposit occurring in the Revett Formation, which is part of an extensive series of Precambrian-aged metasedimentary rocks belonging to the Belt Supergroup. The Revett Formation has been subdivided into three members (upper, middle and lower) based on the contained amounts of quartzite, silty quartzite and siltite. The lower Revett, which hosts the mineralized horizons, is composed primarily of quartzite with lesser interbeds of siltite and silty quartzite.

The silver-copper mineralization at Montanore is strata-bound in the upper portions of the lower Revett Formation. Copper and silver values are carried predominately in the minerals bornite, chalcocite, chalcopyrite and native silver in variable proportions and concentrations. Sulfide content of the mineralized rock rarely exceeds 3% to 4% and is commonly 1% to 2%.

The mineralized zone crops out at the surface and expends down dip at least 12,000 ft to the north-northwest. The mineralization is open ended in the down dip direction. Mineralization occurs in at least two sub-parallel horizons separated by a silver- and copper-deficient zone containing low-grade lead in the form of galena. The two horizons are identified as the B1 for the upper zone and the B for the lower and more extensive zone. Both zones dip to the northwest between 15 degrees and 30 degrees, with an average of just over 15 degrees. The width of the main (B) horizon, in plan view, is defined by a fault on one side and a fold axis on the other, varies from 804 feet to 3,540 feet. The property boundaries, however, limit the controlled portion of the deposit to a maximum of 2,000 feet. The average thickness for each of the two horizons is 35 feet, depending upon cutoff.

History and Development

The Montanore Project was owned by Noranda Minerals Corporation ("Noranda") between 1988 and 2002. During that time, the project received a record of decision approving a plan of operations from the USFS and the State of Montana, as well as all other permits required for the project, allowing Noranda to proceed with full operations, but the project was never put into operation. From 1988 to 2002, we held royalty rights to a portion of the deposit. In 2002, Noranda announced that it was abandoning the project, and subsequently transferred to us by quitclaim deed the patented and unpatented mining claims that control the mineral rights, and all drill core and intellectual property, including geologic, environmental and engineering studies, relating to the Montanore Project.

In May 2006, we acquired two Noranda subsidiaries that held title to the Montanore property, providing access to the 14,000 foot Libby adit which, when extended, will provide access to the Montanore deposit. Through this acquisition, we also received the Hard Rock Operating Permit 150 that covers certain exploration activities and the MPDES water discharge permit for the Montanore Project. The 14,000 foot Libby adit was constructed in the early 1990s by previous operators. The adit stops approximately 3,000 feet short of the deposit. Prior to our activity in 2006, there were no plant, equipment, subsurface improvements or equipment other than the Libby adit, which was plugged and in reclamation. During the third quarter of 2006, we reopened the adit and completed initial water testing to determine the treatment method for water discharged from the adit. The necessary permit revisions were received in November 2006 to undertake an underground evaluation drilling program. We own water rights associated with the Montanore property that we believe will be sufficient for proposed mining activities.

In the fourth quarter of 2006, we purchased a site generator and erected a warehouse building at the Libby adit site, along with an office and employee change facility. Power for the evaluation drilling program will be provided by three on-site Cummins 800 KW generators. We established a $1.124 million stand-by letter of credit in January 2007 to satisfy reclamation bonding requirements related to our planned exploration at the Libby adit.

In 2007, we completed the construction of site infrastructure to support our planned underground evaluation program at the Montanore Project. This included the design, engineering and construction of a $1.5 million water treatment plant to process all water pumped out of the adit. The utility design was completed and electrical supplies, ventilation material, pumping equipment, and ground control roof bolts and supplies have been delivered to the site. Construction of a dry storage structure for inventory was completed in the fall of 2007 and an initial fleet of surface equipment and underground equipment was purchased at a cost in excess of $6 million and delivered to the Libby adit site in the third and fourth quarters of 2007.

In 2008, we continued the testing and installation of the adit dewatering system in preparation for the planned 3,000 foot extension and initiation of the drilling program. Other preparations for the commencement of drifting and delineation drilling (consisting of two declining drifts approximately 15 × 15 in section and 80 feet long each) included the retention of Small Mine Development, LLC ("SMD") to manage the adit advancement and the drilling program, engineering for a new nitrate circuit addition to the water treatment facility and installation of the initial sumps and pumping system. Two sumps were placed into service during the third quarter of 2008. These sumps are part of the overall dewatering system designed to clarify water from the adit before sending it to the water treatment plant on the surface. Construction of the sumps allowed us to test most of the mining equipment that will be used during the adit advancement and future development activities. A jumbo drill, roof bolter, LHDs, and haul trucks were all used to construct the sumps. Other support equipment, such as explosives loading truck and scissor lift truck, saw limited use.

Engineering and geology work continued during 2008. In 2008, we added six additional staff, purchased additional equipment and continued to install and test the underground water pumping stations and sumps, and in early 2009 we proceeded with dewatering. SMD completed engineering for a new nitrate removal addition to the water treatment facility and installation of the initial sumps and pumping system. Two additional sumps and a decanting system were placed into service at the 7,200 foot level during the second quarter of 2009. These sumps are part of the overall dewatering system designed to clarify water from the adit before sending it to the water treatment plant on the surface. On April 30, 2009, SMD was demobilized, and the decline is now in a standby mode, until the environmental review process is complete. Similarly, construction of the nitrate circuit is scheduled to start when timing of the receipt of permits is more certain, and to be completed prior to beginning the extension of the final section of the adit to reach the ore body and install drill stations. The current schedule is to begin construction of the concrete chambers based on timing of receipt of the record of decision following completion of a final EIS. Current operations at the Libby adit include continued pumping at the site water treatment system.

Advanced Exploration and Delineation Drilling Program

The objectives of our underground evaluation drilling program are to:

- expand the known higher grade intercepts of the Montanore deposit;
- develop additional information about the deposit;
- further assess and define the mineralized zone; and
- provide additional geotechnical, hydrological and other data.

The stages of the advanced exploration and delineation drilling program, and activities undertaken to date in each stage, are set out below:

Stage 1—Dewatering and Adit Rehabilitation

With the exception of the first 600 feet, the length of the Libby adit contains water. During this stage of the evaluation drilling program, we have developed a plan to dewater the adit and to treat the discharged water using ultra-filtration and possibly chemical pre-treatment so that discharged water, both during the dewatering process as well as during development of the adit and drilling program, meets state and federal water quality standards. In 2007, we completed the design, procurement, engineering construction, start-up and pilot scale tests of the $1.3 million water treatment plant. In 2008, we continued to install and test the underground water pumping stations and sumps, and in early

2009 we proceeded with dewatering. We have retained an independent contractor, Small Mine Development, LLC, to manage the adit advancement and the drilling program. It has completed engineering for a new nitrate removal addition to the water treatment facility and installation of the initial sumps and pumping system, consisting of two declining drifts each approximately 80 feet long and 15 × 15 inches. Two sumps and a decanting system were placed into service at the 7,200 foot level of the adit during the third quarter of 2008. These sumps are part of the overall dewatering system designed to clarify water from the adit before sending it to the water treatment plant on the surface. Construction of the nitrate system is scheduled to start when timing of the receipt of permits is more certain, and to be completed prior to beginning the extension of the adit to reach the ore body. Current operations on the Libby adit include continued operations on the Montanore site water treatment system and dewatering of the decline.

Concurrent with dewatering, we started rehabilitating the adit, which involves, among other activities, scaling the walls, installing new roof bolts and extending electricity, ventilation and dewatering infrastructure into the adit. Power for the planned evaluation drilling program will be provided by three on-site Cummins 800 KW generators. In the fourth quarter of 2006, we purchased a site generator and erected a warehouse building at the Libby adit site, along with an office and employee change facility. In 2007, an initial order of electrical supplies, ventilation material, pumping equipment, and ground control roof bolts and supplies was delivered to the site. Construction of a dry storage structure for inventory was completed in the fall of 2007. The initial fleet of surface equipment and underground equipment was purchased at a cost in excess of $6 million and delivered in the third and fourth quarters of 2007. During 2008, we added six additional staff and purchased additional equipment. Construction of the sumps has allowed us to test most of the mining equipment that will be used during the adit advancement and future exploration activities. To date, infrastructure placed in the decline includes a refuge chamber, mine power center and temporary pump station, along with the previously installed sumps and pumping system at the 700 ft. location. On April 30, 2009, SMD was demobilized, and the decline is now in a standby mode, until the environmental review process is complete. We are prohibited from doing further work in the adit until the USFS approves an operating plan for Montanore. Total costs for Stage 1 activities are approximately $7.3 million, of which approximately $5.3 million had been spent by December 31, 2010.

Stage 2—Advancement of Adit, Drifting and Establishment of Drill Stations

Once the permitting process is complete and the adit rehabilitation completed, we plan to advance the adit approximately 3,000 feet towards the middle of the deposit. Following the advancement of the adit, we expect to commence 10,000 feet of development drifting, which will be necessary to provide drill access. Once drifting is underway we would also begin to establish drill stations. The process of drifting and the establishment of drill stations would continue throughout the remainder of the program. We estimate that Stage 2 would cost approximately $5.0 million.

Stage 3—Phase I Delineation Drilling

In Stage 3 of the advanced exploration and delineation drilling program, we expect to commence approximately 25,000 feet of delineation diamond core drilling of approximately 40 holes. We expect to spend approximately $0.5 million on Phase I delineation drilling. We also expect to spend approximately $12.7 million (in addition to amounts set forth above) during Stages 1, 2 and 3 on site operating and capital costs, optimization studies and general corporate support, $8.5 million of which had been spent by December 31, 2010.

Stage 4—Phase II Drilling and Bankable Feasibility Study

During this stage, we anticipate completing an additional 25,000 feet of diamond core drilling, undertaking additional metallurgical and geotechnical testing and analysis, and if the results of our exploration are successful, preparing for and completing a bankable feasibility study at an estimated cost, with site operating and capital costs, of approximately $10.0 million. A feasibility study and report would provide the basis for financing the development of the project, currently estimated to require approximately $550 million in external financing.

We are currently conducting trade off studies, reviewing the geology, and performing initial engineering reviews to improve our estimates of the projected costs and schedule for the final three stages of the program. We expect that, following completion of permitting, Stages 2, 3 and 4 would take approximately 18 months.

Permitting and Environmental

In order to advance the Montanore Project past the exploration stage, we must obtain the requisite approvals, permits and opinions from the USFS, the MDEQ, the Army Corps of Engineers and the U.S. Fish and Wildlife Service. In 2004, the USFS and the MDEQ began a joint review of the Montanore Project. As part of this process, the USFS and MDEQ completed a draft environmental impact statement ("DEIS") in March 2009, evaluated the environmental impacts of the project, circulated the DEIS to the Environmental Protection Agency ("EPA") and to the public for comment. The USFS and MDEQ have been analyzing and responding to those comments and have required preparation of a supplemental draft environmental impact statement ("SDEIS") to address certain issues related to the Montanore Project, including wetlands mitigation, water quality analyses, and the placement and impact of the transmission line. We anticipate that the SDEIS could be issued by the agencies in the first half of 2011, which would be followed by a public comment period. The issuance of the SDEIS is expected to be coordinated with the public notice and subsequent public comment period for the issuance of the Section 404 permit under the Clean Water Act, discussed below.

To date, the USFS and the MDEQ continue to incorporate new technical information, assess mitigation of environmental impacts, and evaluate reasonable alternatives in order to address comments on the DEIS from the public and the EPA. Specifically, based on comments concerning the transmission line alternatives presented in the DEIS and following an extensive analysis, the USFS and MDEQ selected their preferred alternative for the transmission line location. This decision will now enable various aspects of the environmental review process to advance.

As part of our permitting process, the USFS must undertake certain biological assessments and submit draft reports of these assessments to the U.S. Fish and Wildlife Service ("FWS") for consideration in connection with the FWS's biological opinions addressing the impact of the project on threatened and endangered species, including grizzly bear and bull trout. The issuance of the biological opinions by the FWS is required prior to the completion of a record of decision. The USFS is working on a draft of the fisheries biological assessments and now that the transmission line alternative has been selected, the draft can incorporate the grizzly bear biological assessment and is expected to be submitted by the USFS to the FWS in the first six months of 2011. The FWS must then prepare a biological opinion ("B.O.") on the acceptability of the projected impacts and identify any conditions or mitigation measures necessary to reduce impacts and to protect those species. The FWS's final B.O. could be completed and delivered by the end of 2011.

As part of the development of a final EIS and the determination of the agencies' preferred alternatives, the U.S. Army Corps of Engineers ("Corps") must complete an analysis of potential project discharges of dredged or fill material into waters of the United States, including wetlands. Such discharges are regulated by Section 404 of the Clean Water Act which requires a permit before dredged or fill material may be discharged. We and the agencies have collaboratively developed wetlands mitigation options and a permit application for a 404 fill discharge permit from the Corps for the tailings impoundment site, including a related off-site wetlands mitigation measure, is being finalized. The Corps is expected to issue its determination that our proposed tailings site is the Least Environmentally Damaging Practicable Alternative, which is the first step in this 404 permit approval process, in the first half of 2011. The agency is expected to issue a public notice of the proposed 404 permit at the same time the SDEIS is issued by the USFS. The subsequent public comment period for this 404 permit is anticipated to run concurrently with the SDEIS public comment period.

Issuance of a record of decision ("ROD") by the USFS approving our proposed Mine Plan of Operations is the final step of the federal approval process and can occur only after the final FWS biological opinion, the 404 dredge and fill discharge permit and the final EIS have been issued. Following the ROD, the other agencies would be expected to issue their permits relating to mine development activities, including amendments to the hard rock mining permit and the MPDES permit, over a 6 month period. Once the USFS issues a ROD, we would be authorized to commence our planned advanced exploration and delineation drilling program. No further authorization would be required by the State of Montana for the exploration program, which received State approvals in 2006.

Based on the estimated timing of the SDEIS and issuance of B.O.s, we believe that the agencies could issue a record of decision as early as the end of 2011. While we are providing information to the various state and federal agencies when requested and are actively engaged in working with such agencies, most of the timing issues surrounding the issuance of the EIS, B.O.s and environmental permits are beyond our control. Accordingly, no assurance can be given regarding the timing of the issuance of permits and approvals.

Engineering

In May 2006, McIntosh Engineering and Hatch Ltd. completed a Cost Update Study and generated a draft report for the project. This report included engineering optimization, engineering review, cost updates, mine planning, and other aspects of the project. The report also provided additional optimization opportunities that will be evaluated as part of the on-going internal engineering work currently underway.

As part of the mine planning effort, we assembled all of the geologic information developed by Noranda and another previous owner for the project and incorporated the information into the Vulcan mine modeling package. This 3-dimensional geologic model is a critical first step in further evaluating mine planning activities and projection of ore zones. This information was also used to develop the underground drilling targets for the evaluation drilling program.

Engineering refinement and geology work continues at Montanore using existing information. Geology confirmation mapping was begun with the advance of the rehabilitation down the decline. Currently, hydrological studies are being carried out for the creation of a hydrological model for the rock formations being crossed by the decline. Ongoing optimization and trade-off studies will help prepare assumptions that will be used in development of a feasibility study on the Montanore Project.

Preliminary Economic Assessment

On December 22, 2010, we announced the completion of a Preliminary Economic Assessment ("PEA") for the Montanore Project. The PEA was prepared to provide guidance on the potential viability of the Montanore Project and the basis for the continuation of exploration activities. Because of the uncertainties associated with any mineral deposit that, like the Montanore Project, does not have reserves, the PEA should not be relied on to value the Montanore Project, nor should it be considered to be a feasibility or pre-feasibility study.

The PEA did not update the mineral resource analysis of the Montanore deposit completed in October 2005 by Mine Development Associates ("MDA Report"). Mineralized material, as set forth in the MDA Report, is 81.5 million short tons of material grading 2.04 oz/short ton silver and 0.75% copper with a cutoff grade of 1.0 oz /short ton silver.

The PEA assumed pricing of the estimated Montanore resources based on a three year trailing average at August 16, 2010 (i.e. $3.10 per lb. for copper and $15.00 per ounce for silver) and developed cost estimates for development of the Montanore Project. Initial capital costs for the project were estimated to be $552.3 million (with a ± 35% accuracy). The PEA assumed that the project would utilize conventional grinding and flotation processing techniques at a processing rate of 12,500 short tons per day.

The PEA concludes that the Montanore Project "demonstrates favorable economic potential" which justifies "commencement of a resource evaluation program and subsequent pre-feasibility study."

On February 3, 2011, the PEA was filed in Canada in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects. The technical report summarizing the results of the PEA was prepared by or under the supervision of Mr. Chris Kaye and Mr. Geoffrey Challiner of Mine and Quarry Engineering Services, Inc. of San Mateo, California, each of whom is an independent "Qualified Person," as such term is defined in Canadian National Instrument 43-101. The PEA filed in Canada is not part of this Form 10-K.

Description of Royalties on our Patented Mining Claims

When we received the Montanore properties from Noranda, they were burdened by two royalties, which continue on the property:

The HR 133 and HR 134 patented mining claims, which cover the Montanore deposit, are burdened by a production payment obligation of twenty cents ($.20) per ton of ore extracted and milled therefrom, pursuant to (i) that Amendment to Purchase and Sale Agreement dated September 6, 1988, between Atlantic Goldfields Inc. and Montana Reserves Company, and (ii) that Amendment to Purchase and Sale Agreement dated September 6, 1988, between Jascan Resources Inc. and Montana Reserves Company, a subsidiary of Noranda. The production payment is calculated based upon "the total number of measured, indicated and inferred reserves, as defined by the American Association of Professional Geologists, on the Premises, as calculated and described in the independent feasibility study prepared for project financing purposes, and payable after the end of each six month period following Commencement of Commercial Production." "Commencement of Commercial Production" is defined in the Purchase and Sale Agreements as "the last day of the first period of thirty (30) consecutive days during which Commercial Production from the Property has occurred." "Commercial Production" is defined in the Purchase and Sale Agreements as "the production of concentrate from the Property on a regular basis, from the treatment of ore at not less than sixty percent (60%) of the concentrator's rated capacity, or rated capacity of the concentrator specified by the independent feasibility study, but excluding ore treated or concentrate produced for testing purposes." That production payment obligation terminates at such time as the "total number of reserves from the (properties), measured and calculated as specified above, has been extracted and milled."

The other royalty covers claims which have no mineralized material, and which the Company does not expect to explore further. Accordingly, the Company believes the royalty to be immaterial.

Potential Acquisitions

We are continually seeking potential acquisitions, and have engaged from time to time in discussions with companies conducting mining operations or owners of mining properties or projects.

The acquisition targets vary in many respects, but most relate to the mining of precious metals. See "Risk Factors—Acquisitions and business integration issues may expose us to risks" above.

Other Properties

We also own certain patented and unpatented mining claims on zinc properties in northern Washington State, referred to as the Iroquois and Advance properties. We have not conducted mining activities on these properties since the 1960s. In December 2007, we completed an impairment analysis of the carrying values of the Iroquois and Advance properties to assess their immediate development potential. In connection with that evaluation, we wrote off the capitalized costs associated with the properties in the amount of $226,000 which had been recorded in connection with mining activity that occurred in the 1950s. We continue to hold the real property, mining claims, and patented claims underlying the Iroquois and Advance properties; however, such property, mining claims, and patented claims do not have any book value in our consolidated financial statements. We also generate minor income from a working interest royalty, acquired more than 40 years ago, in several producing oil wells located in Kansas.

ITEM 3. LEGAL PROCEEDINGS.

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock commenced trading on the AMEX (now the NYSE Amex Equities) under the symbol, "MGN," on March 24, 2004. On January 10, 2006, the Company's common stock began trading on the Toronto Stock Exchange under the symbol "MGT."

The following table shows the high and low closing sales prices for our common stock for each quarter since January 1, 2009. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. On March 30, 2011, the closing price of the Company's common stock was $2.97 on the NYSE Amex and CDN$2.87 on TSX.

Fiscal Year	NYSE Amex		Toronto Stock Exchange	
	High	Low	High	Low
	($)		(CDN$)	
2011:				
First Quarter (through March 30, 2011)	4.30	2.34	4.04	2.32
2010:				
Fourth Quarter	4.18	2.14	4.12	2.23
Third Quarter	2.36	1.49	2.33	1.56
Second Quarter	2.84	1.76	2.82	1.90
First Quarter	3.29	2.45	3.38	2.57
2009:				
Fourth Quarter	3.35	2.10	3.57	2.27
Third Quarter	2.83	1.37	3.05	1.54
Second Quarter	2.00	1.32	2.40	1.41
First Quarter	2.05	1.15	2.52	1.62

As of March 30, 2011 there were approximately 600 shareholders of record of our common stock and approximately 3,000 additional shareholders whose shares are held through brokerage firms or other institutions.

We have never paid dividends and anticipate that future earnings, if any, will be retained to finance growth and development of our business.

Unregistered Sales of Equity Securities

Not applicable.

Securities Authorized for Issuance Under Equity Compensation Plans

The following information is provided as of December 31, 2010:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by shareholders	2,504,000	$1.74	2,069,000
Equity compensation plans not approved by shareholders	—	—	—
Total	2,504,000	$1.74	2,069,000

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

The following discussion and analysis is provided as a supplement to, and should be read in conjunction with, our financial statements, the accompanying notes ("Notes") and other information appearing in this report. As used in this report, unless the context otherwise indicates, references to the "Company," "we," "our," "ours," and "us" refer to Mines Management, Inc. and its subsidiaries collectively.

Overview

Recent Events

- On March 8, 2011, the Company completed an underwritten public offering of 4.8 million shares of common stock that yielded net proceeds of $13.8 million. The Company intends to use the net proceeds for advancement of the permitting process for its Montanore Project, the commencement of the Company's planned delineation drilling program which will include advancement of the adit, establishment of drilling stations and commencement of exploratory drilling, and for general corporate purposes, including possible acquisition and exploration of new mining properties.
- The Company engaged Mine and Quarry Engineering Services, Inc. of San Mateo, California ("MQES") to prepare a Technical Report entitled "Technical Report: Preliminary Economic Assessment, Montanore Project, Montana, USA prepared for Mines Management, Inc." dated February 3, 2011, in compliance with guidelines under Canadian National Instrument 43-101 ("NI 43-101"). The Company announced the PEA results on December 22, 2010.
- The USFS and the MDEQ continued their environmental review, and are in the process of formulating responses to comments received from the public and from EPA on the DEIS for the Montanore Project. Milestones achieved in 2010 included the selection by the government agencies of the preferred alternative for the transmission line proposed for the Montanore Project, announced on October 8, 2010, and completion of a study to monitor the grizzly bear in the Montanore Project area, which is located in a portion of the Cabinet/Yaak Ecosystem recovery area, announced on August 8, 2010.
- The Company continued meetings with federal and state agencies, Montana legislators, and local Lincoln County Commissioners, Libby City officials and residents.
- The Company continued its program to reduce expenditures and conserve cash pending the completion of permitting.
- Cash and investment position remained strong at December 31, 2010.

At December 31, 2010, the balance of our cash and unrestricted certificates of deposit remained strong at over $6.4 million. We also had $3.7 million in equity securities that were available for sale. Our net cash expenditures for operating activities for 2010 totaled $6.7 million. Cash outlays were less than projected due to delays in the USFS approval of our EIS and the cessation of adit rehabilitation and dewatering until permits are received. Our cash position was augmented by the $13.8 million of net proceeds received from the common stock offering completed in March 2011. In 2011, we plan to continue to focus on planning for our exploration and delineation drilling program at the Montanore Project pending the final permitting approvals. The completion of the recent financing will provide sufficient cash to complete the permitting process and initiate the adit rehabilitation and drill station development. Additional financing will be required to complete the evaluation drilling program and a bankable feasibility study. Development activities could be deferred if the permitting process is delayed or if commodity prices make the project difficult to finance or increase the cost of such financing.

Financial and Operating Results

We reported a net loss for the year ended December 31, 2010 of $10.7 million or $0.46 per share compared to a loss of $9.4 million or $0.41 per share for the year ended December 31, 2009. The increase of $1.3 million in net loss between 2010 and 2009 was comprised of a reduction in project and administrative expenses of $0.8 million and an increase of $2.1 million in non-cash expenses. The following table summarizes expenditures by category and year:

Expenditures	Expense Summary 2010	Expense Summary 2009
	(millions)	
Montanore Project Expense	$3.7	$4.4
Administrative Expense	$3.3	$3.4
Depreciation	$1.0	$1.0
Non Cash Stock Option Expense	$1.8	$0.4
Other Expense	$0.9	$0.2

Montanore Project Expense includes exploration, fees, filing and licenses, and technical services, including environmental, engineering and permitting expense. Montanore Project Expense decreased by $0.7 million during 2010 compared to 2009 for the following reasons: (i) decreased spending related to adit rehabilitation activity by $1.2 million during 2010 and (ii) an increase of $0.5 million in consultant fees paid in 2010 primarily to MQES to conduct the PEA.

Administrative Expense, which includes general overhead and office expense, legal, accounting, compensation, rent, taxes, and investor relations expense, decreased in 2010 by $0.1 million. The decrease was primarily due to a decline in legal, accounting, and consulting expenditures associated with a proposed public offering during 2009.

Non-Cash Stock Option Expense (which is included in general and administrative and technical services expenses in our statement of operations) increased by $1.4 million during 2010 primarily because of $1.8 million of expense associated with the grant of approximately 1.3 million options during 2010 as further discussed in Note 10 to our financial statements. The 2009 stock option expense was the result of recognizing additional compensation expense as options granted or re-priced in prior years vested.

The $0.7 million increase in Other Expense includes a $0.5 million increase in loss recognized due to a change in the fair market value of warrant derivatives and a decrease of $0.2 million in interest income during 2010 as a result of utilizing funds for operating activities during 2010.

Liquidity and Capital Resources

At December 31, 2010, our aggregate cash, short term investments, and long term investments totaled $10.1 million compared to $13.8 million at December 31, 2009. Cash flows provided by financing activities were $0.5 million in 2010 compared to $1.8 million utilized in 2009, primarily to pay off the balance on the line of credit. The net cash used for operating activities during 2010 was $6.7 million, which consisted primarily of permitting, environmental, exploration, and engineering expenses for the Montanore project and general and administrative expenses, compared with $7.4 million of cash used for operating activities in 2009. Cash provided by investing activities for 2010 was $4.9 million, primarily from the early withdrawal of funds from a certificate of deposit, compared with $0.1 million of cash used in investing activities in 2009. The net decrease in cash and cash equivalents for the year ending December 31, 2010 was $1.2 million.

We anticipate expenditures in 2011 of approximately $8.0 million, which we expect will consist of (i) $1.5 million in each quarter for ongoing operating and general administrative expenses and

(ii) $0.5 million in each quarter for permitting, engineering and geologic studies to finalize our permitting of the Montanore Project. The recently completed public offering of $13.8 million net proceeds will provide adequate cash availability for years 2011 and 2012 to fund ongoing environmental, engineering, permitting and general administrative expenses. Additional financing, however, will be required to complete the evaluation drilling program and a bankable feasibility study.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements.

Table of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2010:

Contractual Obligations	Total	Less Than 1 Year	2 - 3 Years	4 - 5 Years	Thereafter
Operating leases	$249,000	$48,000	$94,000	$98,500	$8,500

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

All of our cash balances are held in U.S. dollars and our long term investment certificates of deposit are denominated in U.S. dollars and held in local and national banking institutions. We manage the timing of cash required for re-permitting, planning for the Montanore evaluation drilling program, and engineering of the Montanore Project and for general corporate purposes by utilizing our money market account. We invest funds not immediately required in investments, currently certificates of deposit, with varying maturities and fixed early retirement costs equal to three months interest.

The market prices of base and precious metals such as copper and silver fluctuate widely and are affected by numerous factors beyond the control of any mining company. These factors include expectations with regard to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, global or regional political, economic or banking crises, and a number of other factors. If the market price of silver or copper should drop dramatically, the value of the Company's Montanore Project could drop and the Company might not be able to recover its investment in that project. The decision to develop or construct a mine would be made several years before the first revenues from production would be received. Price fluctuations between the time that such decision is made and the commencement of production could affect the economics of the mine.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements for the years ended December 31, 2010 and 2009 are included in this Report on Form 10-K as set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Mines Management, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Mines Management, Inc. and Subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended and for the period from inception of the exploration stage (August 12, 2002) through December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mines Management, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years then ended and for the period from the inception of the exploration stage (August 12, 2002) through December 31, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ Tanner LLC

Salt Lake City, Utah
March 31, 2011

Mines Management, Inc. and Subsidiaries (An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2010	**2009**
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	$ 4,866,840	$ 6,090,169
Interest receivable	33,038	64,964
Prepaid expenses and deposits	175,281	168,960
Certificates of deposit	1,519,797	5,000,000
Total current assets	6,594,956	11,324,093
PROPERTY AND EQUIPMENT:		
Buildings and leasehold improvements	836,454	836,454
Equipment	6,450,089	6,450,089
Office equipment	330,356	320,060
	7,616,899	7,606,603
Less accumulated depreciation	3,430,497	2,417,921
	4,186,402	5,188,682
OTHER ASSETS:		
Certificates of deposit	—	1,481,307
Available-for-sale securities	3,720,994	1,245,897
Reclamation deposits	1,236,846	1,236,846
	4,957,840	3,964,050
	$ 15,739,198	$ 20,476,825
Liabilities and Stockholders' Equity		
CURRENT LIABILITIES:		
Accounts payable	$ 602,930	$ 546,030
Payroll and payroll taxes payable	20,423	18,446
Warrant derivatives	2,076,242	1,017,844
Total current liabilities	2,699,595	1,582,320
LONG-TERM LIABILITIES:		
Asset retirement obligation	414,601	394,899
Total liabilities	3,114,196	1,977,219
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock—no par value, 10,000,000 shares authorized; -0- shares issued and outstanding	—	—
Common stock—$0.001 par value, 100,000,000 shares authorized; 23,342,097 and 22,944,683 shares issued and outstanding, respectively	23,342	22,945
Additional paid-in capital	69,228,130	66,908,698
Accumulated deficit	(1,117,306)	(1,117,306)
Deficit accumulated during the exploration stage	(57,403,645)	(46,734,115)
Accumulated other comprehensive income (loss)	1,894,481	(580,616)
Total stockholders' equity	12,625,002	18,499,606
	$ 15,739,198	$ 20,476,825

See accompanying notes to consolidated financial statements.

Mines Management, Inc. and Subsidiaries (An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31, 2010	Years Ended December 31, 2009	From Inception of Exploration Stage August 12, 2002 Through December 31, 2010
REVENUE:			
Royalties	$ 16,839	$ 13,245	$ 100,431
OPERATING EXPENSES:			
General and administrative	4,322,560	2,948,582	24,919,561
Technical services and exploration	3,658,927	4,208,580	24,145,221
Depreciation	1,022,413	1,022,902	3,444,280
Legal, accounting, and consulting	542,632	786,439	3,701,916
Fees, filing, and licenses	231,740	216,488	2,269,781
Impairment of mineral properties	—	—	504,492
Total operating expenses	9,778,272	9,182,991	58,985,251
LOSS FROM OPERATIONS	(9,761,433)	(9,169,746)	(58,884,820)
OTHER INCOME (LOSS):			
Loss from warrant derivatives	(1,058,398)	(541,463)	(1,599,861)
Interest, net	150,301	331,222	3,081,036
	(908,097)	(210,241)	1,481,175
NET LOSS	$(10,669,530)	$(9,379,987)	$(57,403,645)
NET LOSS PER SHARE (basic and diluted)	$ (0.46)	$ (0.41)	
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (basic and diluted)	23,114,812	22,857,340	

See accompanying notes to consolidated financial statements.

Mines Management, Inc. and Subsidiaries (An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FROM INCEPTION (AUGUST 12, 2002) THROUGH DECEMBER 31, 2010

	Common Stock		Issuable Common Stock		Additional	Accumulated	Deficit Accumulated During the Exploration	Accumulated Other Comprehensive	
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Stage	Income	Total
BALANCES, AUGUST 12, 2002 (Inception of exploration stage)	5,316,956	$ 5,317	90,000	$ 22,500	$ 1,495,998	$(1,117,306)	$ —	$ 846	$ 407,355
Issuable common stock issued	90,000	90	(90,000)	(22,500)	22,410	—	—	—	—
Common stock issued for cash	14,515,912	14,517	—	—	55,400,354	—	—	—	55,414,871
Exercise of stock options and warrants	2,426,360	2,426	—	—	3,336,842	—	—	—	3,339,268
Stock-based compensation	380,000	380	—	—	6,740,379	—	—	—	6,740,759
Issuance of stock for Heidelberg shares	27,620	27	—	—	(27)	—	—	—	—
Comprehensive loss:									
Adjustment to net unrealized gain on marketable securities	—	—	—	—	—	—	—	(1,625,578)	(1,625,578)
Net loss	—	—	—	—	—	—	(37,354,128)	—	(37,354,128)
Comprehensive loss									(38,979,706)
BALANCES, DECEMBER 31, 2008	22,756,848	22,757	—	—	66,995,956	(1,117,306)	(37,354,128)	(1,624,732)	26,922,547
Cumulative adjustment for warrant derivative	—	—	—	—	(476,381)	—	—	—	(476,381)
Exercise of stock options and warrants	187,460	188	—	—	19,162	—	—	—	19,350
Stock-based compensation	—	—	—	—	369,961	—	—	—	369,961
Issuance of stock for Heidelberg shares	375	—	—	—	—	—	—	—	—
Comprehensive loss:									
Adjustment to net unrealized loss on marketable securities	—	—	—	—	—	—	—	1,044,116	1,044,116
Net loss	—	—	—	—	—	—	(9,379,987)	—	(9,379,987)
Comprehensive loss									(8,335,871)
BALANCES, DECEMBER 31, 2009	22,944,683	22,945	—	—	66,908,698	(1,117,306)	(46,734,115)	(580,616)	18,499,606
Exercise of stock options and warrants	397,247	397	—	—	494,656	—	—	—	495,053
Stock-based compensation	—	—	—	—	1,824,776	—	—	—	1,824,776
Issuance of stock for Heidelberg shares	167	—	—	—	—	—	—	—	—
Comprehensive loss:									
Adjustment to net unrealized gain on marketable securities	—	—	—	—	—	—	—	2,475,097	2,475,097
Net loss	—	—	—	—	—	—	(10,669,530)	—	(10,669,530)
Comprehensive loss									(8,194,433)
BALANCES, DECEMBER 31, 2010	23,342,097	$23,342	—	$ —	$69,228,130	$(1,117,306)	$(57,403,645)	$ 1,894,481	$ 12,625,002

See accompanying notes to consolidated financial statements.

Mines Management, Inc. and Subsidiaries (An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2010	Years Ended December 31, 2009	From Inception of Exploration Stage August 12, 2002 Through December 31, 2010
Increase (Decrease) in Cash and Cash Equivalents			
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$(10,669,530)	$(9,379,987)	$(57,403,645)
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock-based compensation	1,824,776	369,961	8,935,496
Stock received for services	—	—	(11,165)
Depreciation	1,022,413	1,022,902	3,444,280
Initial measurement of asset retirement obligation	—	—	344,187
Accretion of asset retirement obligation	19,702	18,666	70,414
Loss from warrant derivatives	1,058,398	541,463	1,599,861
Impairment of mineral properties	—	—	504,492
Changes in assets and liabilities:			
Interest receivable	31,926	58,040	(33,038)
Prepaid expenses and deposits	(6,321)	(21,073)	(235,692)
Accounts payable	56,900	(39,935)	602,766
Payroll and payroll taxes payable	1,977	(15,462)	17,243
Net cash used in operating activities	(6,659,759)	(7,445,425)	(42,164,801)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(20,133)	(3,740)	(7,664,268)
Proceeds from disposition of property and equipment	—	—	35,423
Proceeds (purchase) of certificates of deposit	4,961,510	(112,944)	(2,695,731)
Purchase of available-for-sale securities	—	—	(1,815,348)
Increase in mineral properties	—	—	(144,312)
Net cash provided by (used in) investing activities	4,941,377	(116,684)	(12,284,236)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from (payment of) line of credit	—	(1,815,231)	—
Proceeds from sale of common stock	495,053	19,350	59,268,542
Net cash provided by (used in) financing activities	495,053	(1,795,881)	59,268,542
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,223,329)	(9,357,990)	4,819,505
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	6,090,169	15,448,159	47,335
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 4,866,840	$ 6,090,169	$ 4,866,840
SUPPLEMENTAL INFORMATION:			
Interest paid	$ —	$ 45,242	$ 65,768
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:			
Unrealized gains on available-for-sale securities	$ 2,475,097	$ 1,044,116	$ 1,894,481

See accompanying notes to consolidated financial statements.

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Mines Management, Inc. (the Company) is a publicly held Idaho corporation incorporated in 1947. The Company acquires, explores, and develops mineral properties in North America.

Summary of Significant Accounting Policies:

a. Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of Mines Management, Inc., and its wholly-owned subsidiaries, Newhi, Inc., Montanore Minerals Corp. and Montmin Resources Corp. Intercompany balances and transactions have been eliminated.

b. Exploration Stage Enterprise

Since the Company is in the exploration stage of operation, the Company's financial statements are prepared in accordance with the provisions of the *Financial Accounting Standards Board* (FASB) *Accounting Standards Codification* (ASC) 915 *Development Stage Enterprises*, as it devotes substantially all of its efforts to acquiring and exploring mining interests that management believes should eventually provide sufficient net profits to sustain the Company's existence. Until such interests are engaged in commercial production, the Company will continue to prepare its consolidated financial statements and related disclosures in accordance with this standard.

Financial statements issued by an exploration stage enterprise present financial position, changes in financial position, and results of operations in conformity with U.S. GAAP applicable to established operating enterprises and include the following additional information: (1) cumulative net losses reported as "deficit accumulated during exploration stage" in the stockholders' equity section of the consolidated balance sheets; (2) cumulative amounts from the inception of the exploration stage included on the consolidated statements of operations, statements of cash flows, and statements of stockholders' equity.

c. Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash in banks, investments in certificates of deposit with original maturities of 90 days or less, and money market funds.

d. Available for sale securities

Available for sale securities are recorded at fair value, with unrealized gains or losses recorded as a component of equity, unless a decline in value of the security is considered other than temporary. Realized gains and losses and other than temporary impairments are recorded in the statement of operations.

e. Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Buildings and leasehold improvements are depreciated on the straight-line basis over an estimated useful life of 39 years. Plant and equipment and office equipment are generally depreciated on a straight-line basis over estimated useful lives ranging from 5 to 10 years. When assets are retired or sold, the costs and related allowances for depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the statement of operations.

f. Mining properties, exploration and development costs

All exploration expenditures, including costs to acquire stationary equipment for use in exploration activities that have no significant alternative future use, are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized, including payments to acquire mineral rights. Once a feasibility study has been completed, approved by management, and a decision is made to put the ore body into production, expenditures to develop new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, are capitalized and amortized on the units of production basis over proven and probable reserves. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

g. Asset impairment

The Company evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the sum of estimated future net cash flows on an undiscounted basis is less than the carrying amount of the related asset grouping, asset impairment is considered to exist. The related impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. Changes in significant assumptions underlying future cash flow estimates may have a material effect on the Company's financial position and results of operations.

h. Fair value measurements

The disclosures for the Company's financial assets and liabilities that are measured at fair value on a recurring basis include the inputs used to develop those measurements and the level within the fair value hierarchy in which the fair value measurements in their entirety fall. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3: Unobservable inputs due to the fact that there is little or no market activity.

i. Asset retirement obligations

A liability is recognized for the present value of estimated environmental remediation (asset retirement obligation), in the period in which the liability is incurred if a reasonable estimate of fair value can be made. The offsetting balance is charged to expense as an exploration cost if the liability is incurred during the exploration stage of the related mining project or as an asset if the related mining project is in production. Adjustments are made to the liability for changes resulting from passage of time and changes to either the timing or amount of the original present value estimate underlying the obligation. The Company has an asset retirement obligation associated with its underground evaluation program at the Montanore Project, described more fully in note 7.

j. Deferred Income Taxes

Deferred income tax is provided for differences between the basis of assets and liabilities for financial and income tax reporting. A deferred tax asset, subject to a valuation allowance, is recognized for estimated future tax benefits of tax-basis operating losses being carried forward. Uncertain tax positions are evaluated in a two-step process, whereby (1) it is determined whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is greater than fifty percent likely to be realized upon ultimate settlement with the related tax authority would be recognized. If income tax related interest and penalties were to be assessed, the Company would charge interest to interest expense, and penalties to general and administrative expense.

k. Stock compensation

The Company measures and records the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. Compensation cost is recognized for awards granted and for awards modified, repurchased or cancelled. At December 31, 2010, the Company had three stock option plans which are described more fully in note 10.

l. Net loss per share

Basic loss per share is computed on the basis of the weighted average number of shares outstanding during the periods. Diluted loss per share is calculated on the basis of the weighted average number of shares outstanding during the period plus the effect of potential dilutive shares during the period. Potential dilutive shares include outstanding stock options and warrants. As of December 31, 2010 and 2009, potential dilutive shares were 7,449,483 and 6,876,874, respectively. For periods in which a net loss is reported, potential dilutive shares are excluded because they are antidilutive. Therefore, basic loss per share is the same as diluted loss per share for the years ended December 31, 2010 and 2009.

m. Reclassifications

Certain amounts in the prior-period financial statements have been reclassified for comparative purposes to conform to current period presentation with no material effect on total assets, net loss, comprehensive income, accumulated deficit, or cash flows as previously reported.

n. Assumptions and use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management assumptions and estimates relate to asset impairments, including long-lived assets and investments, asset retirement obligations, and valuation of stock based compensation and warrant derivatives. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company's consolidated financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions, which could have a material effect on the reported amounts of the Company's consolidated financial position and results of operations.

o. New accounting standards

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 (ASU 2010-06), an update to ASC 820, "Fair Value Measurements and Disclosures". This update provides new disclosures on fair value measurements as follows: (i) the amounts and reasons for significant transfers in and out of Levels 1 and 2 fair value measurements, and (ii) the activity in Level 3 fair value measurements, including information about purchases, sales, issuances, and settlements on a gross basis rather than as one net number.

This update also provides amendments that clarify existing disclosures required in ASC 820 as follows: (1) Fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. (2) Disclosures about valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements are required for fair value measurements that fall in either Level 2 or Level 3.

The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about the activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Adoption of this guidance has not had and is not expected to have a material impact on our consolidated financial statements.

In March 2010, the FASB issued ASU No. 2010-11, an update to ASC 815, "Derivatives and Hedging". This update clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Only an embedded credit derivative that is related to the subordination of one financial instrument to another qualifies for the exemption. This guidance is effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. The adoption of this guidance effective with the interim reporting period ending September 30, 2010 did not have a material effect on the Company's Financial Statements.

NOTE 2—MINING PROPERTIES:

Montanore:

The Montanore property is located in northwestern Montana and includes 18 mining claims covering 355 acres plus one 5-acre patented mill site. In August 2002, the Company acquired a controlling interest in the Montanore silver and copper deposit in Sanders County, Montana. The Company received a quitclaim deed from Noranda Mineral Corp. (Noranda) when Noranda elected to withdraw from the project. In December 2002, the Company received a quitclaim deed to all intellectual property connected with studies that Noranda carried out on the project.

Advance and Iroquois:

The Advance property consists of 720 acres of patented mineral rights. Although the Company does not own the overlying surface rights to its patented mineral rights, it does have right of access to explore and mine. The Iroquois property consists of 62 acres of patented mineral and surface rights and 15 unpatented mining claims containing 300 acres.

NOTE 3—CERTIFICATES OF DEPOSIT:

The Company owns two certificates of deposit for a total of $1,519,797 and $1,481,307 as of December 31, 2010 and 2009, respectively. These investments mature in August 2011 and bear interest at the rate of 2.57%. At December 31, 2009, the Company also owned a $5,000,000 certificate of deposit which matured and was renewed in June 2010. The certificate was cashed in during November of 2010 without penalty for early withdrawal.

The Company also has a certificate of deposit which is pledged as security for a letter of credit to the Montana Department of Environmental Quality as a reclamation guarantee for the Montanore expansion evaluation program. This certificate of deposit is in the amount of $1,175,935 as of December 31, 2010 and 2009. It bears interest at the rate of 1.64% as of December 31, 2010 and had a maturity date of January 3, 2011. This certificate of deposit renews automatically each year and is included with reclamation deposits on the Consolidated Balance Sheets for the years ended December 31, 2010 and 2009. The certificate was renewed on January 3, 2011 in the amount of $1,175,934 bearing interest at the rate of 0.85% and expires on January 3, 2012.

NOTE 4—AVAILABLE-FOR-SALE SECURITIES:

Available-for-sale securities are comprised of common stocks which have been valued using quoted market prices in active markets. The following table summarizes the Company's available-for-sale securities:

	December 31, 2010	December 31, 2009
Cost	$1,826,513	$1,826,513
Unrealized Gains	1,894,481	14,080
Unrealized Losses	—	(594,696)
Fair Market Value	$3,720,994	$1,245,897

NOTE 5—FAIR VALUE MEASUREMENTS:

The following table summarizes the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010 and 2009, and the fair value calculation input hierarchy level determined to apply to each asset and liability category. Quoted market prices were used to determine the fair value of available-for-sale securities. The Company's available-for-sale securities consist of common stock of companies in the mining industry. See note 6 for further discussion on the fair value measurement technique used to value the warrant derivatives. The Company has no financial assets or liabilities that are measured at fair value on a nonrecurring basis.

	Balance at December 31, 2010	Balance at December 31, 2009	Input Hierarchy Level
Assets:			
Available-for-sale securities	$3,720,994	$1,245,897	Level 1
Liabilities:			
Warrant derivatives	$2,076,242	$1,017,844	Level 3
Asset retirement obligation	$ 414,601	$ 394,899	Level 3

NOTE 5—FAIR VALUE MEASUREMENTS: (Continued)

The following table presents the fair value reconciliation of Level 3 liabilities measured at fair value during the year ended December 31, 2010:

	Warrant Derivatives	Asset Retirement Obligation
Balance January 1, 2010	$1,017,844	$394,899
Accretion expense	—	19,702
Loss on derivatives	1,058,398	—
Balance December 31, 2010	$2,076,242	$414,601

NOTE 6—WARRANT DERIVATIVES

Some of the Company's issued and outstanding common share purchase warrants which have exercise price reset features qualify for treatment as a derivative liability. These common share purchase warrants were initially issued in connection with the Company's issuance of common shares in 2004 and 2005 and were not issued with the intent of effectively hedging any future cash flow, fair value of any asset, liability or any net investment in a foreign operation. The warrants do not qualify for hedge accounting, and as such, all future changes in the fair value of these warrants will be recognized currently in earnings until such time as the warrants are exercised or expire. The common share purchase warrants issued in 2004 expired on June 10, 2010. The Company reported losses from the change in fair value of the warrants of $1,058,398 and $541,463 in the Consolidated Statements of Operations for the years ended December 31, 2010 and 2009, respectively.

These common share purchase warrants do not trade in an active securities market, and as such, we estimate the fair value of these warrants using the Black-Scholes option pricing model using the following assumptions:

	December 31, 2010	December 31, 2009
Weighted average risk-free interest rate	0.29%	0.39%
Weighted average volatility	75.02%	97.64%
Expected dividend yield	—	—
Weighted average expected life (in years)	0.8	0.7

Expected volatility is based primarily on historical volatility. Historical volatility was computed using weekly pricing observations for recent periods. The Company believes this method produces an estimate that is representative of its expectations of future volatility over the expected term of these warrants. The Company currently has no reason to believe future volatility over the expected remaining life of these warrants is likely to differ materially from historical volatility. The expected life is based on the remaining term of the warrants. The risk-free interest rate is based on one-year U.S. Treasury securities.

NOTE 7—ASSET RETIREMENT OBLIGATIONS:

The Company has an asset retirement obligation ("ARO") associated with its underground evaluation program at the Montanore Project. The ARO resulted from the reclamation and remediation requirements of the Montana Department of Environmental Quality as outlined in the Company's permit to carry out the evaluation program.

NOTE 7—ASSET RETIREMENT OBLIGATIONS: (Continued)

Estimated reclamation costs were discounted using a credit adjusted risk-free interest rate of 4.78% from the time the Company expects to pay the retirement obligation to the time it incurred the obligation, which is estimated at 25 years. The following table summarizes activity in the Company's ARO.

	Year Ended December 31, 2010	Year Ended December 31, 2009
Balance January 1,	$394,899	$376,233
Accretion expense	19,702	18,666
Balance December 31,	$414,601	$394,899

The Company has a certificate of deposit which is pledged as security for a Letter of Credit to the Montana Department of Environmental Quality as a reclamation guarantee for the Montanore expansion evaluation program which is discussed further in note 3.

NOTE 8—CONCENTRATION OF CREDIT RISK:

The Company maintains its cash and cash equivalents in one financial institution. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's total uninsured bank deposit balance totals approximately $7,363,000 as of December 31, 2010. To date, the Company has not experienced a material loss or lack of access to its invested cash or cash equivalents; however, no assurance can be provided that access to the Company's invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

NOTE 9—STOCKHOLDERS' EQUITY:

Common Shares:

In 2004, the Company sold 1,285,000 common shares at a price of $5.00 per share. In connection with the stock sales, the Company granted warrants to purchase up to 511,000 shares of common stock at $7.25 per share through five years from the initial exercise date. The Company paid a cash finder's fee of 7% of the gross purchase price received in the offering. The finder also received 3% warrant compensation, or warrants to purchase 192,750 common shares at $7.25 per share through February 18, 2009. The exercise price was reduced three times during the term of the warrants in accordance with the anti-dilution provisions of the 2004 warrant agreement. In January of 2009, the Company extended the expiration date of the outstanding warrants to February 10, 2010. In February 2010, the Company extended the expiration date to June 10, 2010 and reduced the exercise price to $2.56 per share. No further extensions were granted and the warrants are now expired. Cumulative warrants exercised relating to this issue were 148,750.

In October 2005 (the "2005 Transaction"), the Company sold 1,016,667 common shares at a price of $6.00 per share. In connection with the stock sales, the Company granted warrants to purchase up to 737,084 shares of common stock at $8.25 per share through five years from the date of issuance (the "2005 Warrants"). The Company paid a cash finder's fee of 7% of the gross purchase price received in the offering as well as 3.75% warrant compensation to the finder, (or warrants to purchase 228,750 shares which are included in the total 737,084 warrants granted). In accordance with the anti-dilution provisions of the 2005 warrant agreement, the exercise price of the warrants has been reduced three times and the number of common shares issuable upon exercise has increased during the term of the warrants. Most recently, in February 2010, the exercise price of these warrants was reduced to $2.56 per share, and the number of shares purchasable on exercise was increased to 2,375,369, subject to the

NOTE 9—STOCKHOLDERS' EQUITY: (Continued)

limitation set forth in footnote (1) below. In October 2010, the Company extended the expiration date to October 20, 2011. Cumulative warrants exercised relating to this issue were 168,185 and -0- at December 31, 2010 and 2009, respectively. An additional 101,435 warrants were exercised subsequent to December 31, 2010.

On April 20, 2007 the Company completed a public offering of 6,000,000 units at a price of $5.00 per unit. Each unit is comprised of one share of common stock and one-half of one common stock purchase warrant, with each full warrant being exercisable for five years to purchase one share of common stock at a price of $5.75 per share. The warrants are listed on the Toronto Stock Exchange and are tradable in US dollars under the symbol MGT.GT.U. The underwriters were granted an over-allotment option, exercisable for a period of 30 days following the closing, to acquire up to an additional 900,000 units. On May 7, 2007, the underwriters exercised the over-allotment option for 836,600 units. The total offering was therefore 6,836,600 units. To date, no warrants related to this offering have been exercised.

On November 2, 2007 the Company sold 2,500,000 common shares at a price of $4.00 per share in a private placement to one investor. In connection with the stock sale, the Company entered into a Right of First Refusal agreement (the "ROFR") which grants a twenty-year right of first proposal and a right to match third-party proposals, to purchase all or any portion of silver mined, produced or recovered by the Company in the State of Montana. The ROFR does not apply to trade sales and spot sales in the ordinary course of business or forward sales, in each case, for which no upfront payment is received by the Company.

The following table summarizes exercise prices and expiration dates of outstanding common stock purchase warrants as of December 31, 2010.

As of December 31, 2010		
Number of Warrants	Exercise Price	Expiration Date
2,207,183(1)	$2.56	October 20, 2011
3,418,300	$5.75	April 20, 2012
5,625,483		

(1) Pursuant to the terms of the 2005 Warrants and the rules of the NYSE Amex Equities exchange, the Company is prohibited from issuing in connection with the 2005 Transaction a number of common shares and common shares issuable on exercise of the 2005 Warrants that exceeds 19.999% of the number of issued and outstanding common shares immediately prior to the 2005 Transaction without obtaining stockholder approval. The number of issued and outstanding shares prior to the issuance of the 2005 Warrants was 11,360,058, permitting issuance of up to an aggregate of 2,271,900 common shares in connection with the 2005 Transaction. 1,016,677 common shares were issued as part of the units sold in the 2005 Transaction. Accordingly, no more than 1,255,223 common shares may be issued on exercise of the 2005 Warrants unless the Company obtains shareholder approval for the issuance of such additional shares. At December 31, 2010, an aggregate of 168,185 of the 2005 Warrants had been exercised. Because the number of common shares currently issuable upon exercise of the 2005 Warrants exceeds the 1,255,223 issuable maximum under the 19.999% limitation, each holder of a 2005 Warrant shall only be permitted to exercise its pro rata share of such issuable maximum as calculated under the terms of the 2005 Warrants.

NOTE 9—STOCKHOLDERS' EQUITY: (Continued)

Preferred Shares:

The Company has authorized 10,000,000 shares of no par value preferred stock. Through December 31, 2010, the Company had not issued any preferred stock.

NOTE 10—STOCK OPTIONS:

The Company has three equity incentive plans: the 2003 Stock Option Plan (which includes both qualified and nonqualified options), the 2003 Consultant Stock Compensation Plan, and the 2007 Equity Incentive Plan. Under the 2003 Stock Option Plan and Consultant Stock Compensation Plan, the Company may grant options to purchase up to 3,000,000 shares and 700,000 shares of common stock, respectively. The shares are issued from the Company's authorized and unissued common stock upon exercise. Under both 2003 Stock Option Plans, the option exercise price may not be less than 100% of the fair market value per share on the date of grant. Stock options are exercisable within ten years from the date of the grant of the option. The vesting schedule of the options granted under both plans is at the discretion of the Board of Directors.

Under the 2007 Equity Incentive Plan (the "2007 Plan"), which provides for the issuance of both qualified and nonqualified stock options and restricted shares to directors, employees and consultants of the Company, the Company may issue up to 3,000,000 shares of the Company's authorized but unissued common stock. Repricing of stock options is permitted under the terms of the 2007 Plan as approved by stockholders. Effective January 1, 2010, the Company terminated its policy of re-pricing stock options when the market price of the stock was $1.00 below the exercise price of the outstanding option. The Company may still consider repricing stock options in the event of significant and sustained adverse market conditions or other extraordinary events. Repriced stock options have the same vesting schedule and expiration date as the original options. There were no stock options repriced during 2010 or 2009.

A summary of the option activity under the Plans as of December 31, 2010, and changes during the year then ended, is presented below:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2010	1,666,000	$1.39		
Granted	1,293,000	$2.21		
Exercised	(358,000)	$1.39		
Forfeited or expired	(97,000)	$3.11		
Outstanding at December 31, 2010	2,504,000	$1.74	3.47	$7,368,180
Exercisable at December 31, 2010	1,824,000	$1.69	3.02	$4,546,980

The fair value for each option award is estimated at the date of grant using the Black-Scholes option-pricing model using the assumptions noted in the following table. Volatility for the years presented is based on the historical volatility of the Company's common stock over the expected life of the option. The risk-free rate for periods within the expected term of the option is based on the U.S.

NOTE 10—STOCK OPTIONS: (Continued)

Treasury yield curve in effect at the time of the grant. The Company does not foresee the payment of dividends in the near term.

	Years Ended December 31,	
	2010	**2009**
Weighted average risk-free interest rate	1.22%	1.44%
Weighted average volatility	98.96%	96.18%
Expected dividend yield	—	—
Weighted average expected life (in years)	3.5	3.6
Weighted average grant-date fair value	1.45	1.17

During the years ended December 31, 2010 and 2009, there were 358,000, and 609,000 options exercised with a weighted average exercise price of $1.39 and $1.29, respectively. The total intrinsic value of the options exercised during the years ended December 31, 2010 and 2009 was $437,845 and $167,547, respectively.

A summary of the status of the Company's nonvested options as of December 31, 2010 and changes during the year then ended, is presented below:

	Number of Options	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2010	90,000	$1.01
Granted	600,000	$1.14
Vested	(10,000)	$1.17
Nonvested at December 31, 2010	680,000	$1.12

As of December 31, 2010, there was $52,043 of unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of less than one year.

Total compensation costs recognized for stock-based employee compensation awards was $1,824,776 and $369,961 for the years ended December 31, 2010 and 2009, respectively. These costs were included in general and administrative and technical services expenses on the Statement of Operations. There were no costs recognized for stock-based compensation awards for services performed by outside parties for the years ended December 31, 2010 and 2009. Cash received from options exercised under all share-based payment arrangements for the years ended December 31, 2010 and 2009 was $64,500 and $19,350, respectively.

NOTE 11—DEFERRED INCOME TAX:

At December 31, 2010 and 2009, the Company had net deferred tax assets that were fully reserved by valuation allowances. Following are the components of such assets and allowances:

	Years Ended December 31,	
	2010	2009
Deferred tax assets:		
Net operating loss carryforwards	$ 16,240,000	$ 13,550,000
Stock-based compensation	710,000	590,000
Property, plant and equipment	1,250,000	1,250,000
Asset retirement obligation	140,000	140,000
Warrant derivatives	540,000	180,000
Total deferred tax assets	18,880,000	15,710,000
Deferred tax liabilities:		
Property, plant and equipment	620,000	570,000
Net deferred tax asset before valuation allowance	18,260,000	15,140,000
Less valuation allowance	(18,260,000)	(15,140,000)
Net deferred tax assets	$ —	$ —

For the periods presented, the effective income tax rate differed from the expected rate because of the effects of changes in the deferred tax asset valuation allowance. Changes in the deferred tax asset valuation allowance for the years ended December 31, 2010 and 2009 relate only to corresponding changes in deferred tax assets for those periods.

At December 31, 2010, the Company had federal tax-basis net operating loss carryforwards totaling approximately $47,770,000 which will expire in various amounts from 2011 through 2030. The Company is subject to examination of its income tax filings in the United States and various state jurisdictions for the 2007 through 2010 tax years. Within each of these jurisdictions the Company has examined its material tax positions and determined that they would more likely than not be sustained.

NOTE 12—COMMITMENTS:

Operating Leases:

The Company leases office space and equipment. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2010.

Year ending December 31:	
2011	$ 48,000
2012	47,000
2013	47,000
2014	48,500
2015	50,000
Thereafter	8,500
Total minimum payments required	$249,000

NOTE 12—COMMITMENTS: (Continued)

Employment Agreements:

The Company has employment agreements with certain executives. The agreements include a provision for severance pay equal to a multiple of each executive's salary. To receive severance, termination must be without cause and cannot be a result of death or disability. Additionally, severance must be paid if the executive resigns for good reason within one year following a change in control of the Company. As of March 31, 2011, the potential aggregate liability for severance pay under the agreements is $2,000,000.

Royalties on Patented Mining Claims:

Two of the Company's patented mining claims, which cover the Montanore deposit, are burdened by a production payment obligation of $0.20 per ton of ore extracted and milled therefrom. The calculation and timing of the production payment are specifically defined by a Purchase and Sale Agreement.

NOTE 13—SUBSEQUENT EVENTS:

On March 8, 2011, the Company completed a public offering of 4,800,000 shares of common stock at a price of $3.15 per share, resulting in gross proceeds of $15,120,000 ($14,364,000 net proceeds after deducting underwriting commissions but before deducting offering expenses and the underwriter's corporate finance fee). The underwriters were granted an over-allotment option to purchase an additional 720,000 shares exercisable for a period of 30 days following the closing.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to the Company's management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure.

The management of the Company, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the Company's disclosure controls and procedures, pursuant to Exchange Act Rules 13a-15(e) or 15d-15(e) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets,
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of its internal control over financial reporting as of December 31, 2010. In making its assessment of the effectiveness of internal control over financial reporting, management used the criteria described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on its assessment using those criteria, management concluded that Mines Management maintained effective internal control over financial reporting as of December 31, 2010.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

In accordance with General Instruction G(3), the information required by Part III is hereby incorporated by reference from our proxy statement for our 2011 annual shareholders' meeting to be filed pursuant to Regulation 14A (the "2011 Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information relating to this item will be included in the 2011 Proxy Statement and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION.

Information relating to this item will be included in the 2011 Proxy Statement and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information relating to this item will be included in the 2011 Proxy Statement and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information relating to this item will be included in the 2011 Proxy Statement and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Information relating to this item will be included in the 2011 Proxy Statement and is incorporated by reference in this Annual Report on Form 10-K.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) Documents filed as part of this report on Form 10-K or incorporated by reference:

(1) Our consolidated financial statements beginning on page 33 of this report.

(2) Financial Statement Schedules (omitted because they are either not required, are not applicable, or the required information is disclosed in the notes to the financial statements or related notes).

(3) The following exhibits are filed with this Annual Report on Form 10-K or incorporated by reference.

EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Underwriting Agreement dated March 3, 2011 between Mines Management, Inc. and Roth Capital Partners, LLC.(17)
3.1	Articles of Incorporation of Mines Management, Inc., as amended.(1)(2)
3.2	Articles of Amendment to the Articles of Incorporation of Mines Management, Inc.(3)
3.3	Bylaws of Mines Management, Inc.(4)
3.4	First Amendment to Bylaws of Mines Management, Inc.(5)
4.1	Specimen of Certificate of Common Stock, par value $0.001(6)
4.2	Securities Purchase Agreement dated October 21, 2005(7)
4.3	Form of Warrant issued pursuant to the Securities Purchase Agreement.(7)
4.4	Registration Rights Agreement dated October 21, 2005(7)
4.5	Warrant Agreement dated April 16, 2007 between Mines Management, Inc. and Computershare Shareholder Services, Inc. and Computershare Trust Company, N.A.(8)
4.6	Subscription Agreement dated November 2, 2007 between Mines Management, Inc. and Silver Wheaton Corp.(9)
4.7	Registration Rights Agreement dated November 2, 2007 between Mines Management, Inc. and Silver Wheaton Corp.(9)
4.8	Amendment No. 1 to Registration Rights Agreement dated March 12, 2008 between Mines Management, Inc. and Silver Wheaton Corp.(10)
10.1	Right of First Refusal Agreement dated November 2, 2007 between Mines Management, Inc. and Silver Wheaton Corp.(9)
10.2	Employment Agreement dated August 7, 2007 between Mines Management, Inc. and Douglas Dobbs.(11)
10.3	Employment Agreement dated August 7, 2007 between Mines Management, Inc. and Glenn M. Dobbs.(11)
10.4	Employment Agreement dated August 7, 2007 between Mines Management, Inc. and James H. Moore.(11)
10.5	Mines Management, Inc., 2003 Stock Option Plan, as amended.(12)(13)
10.6	Mines Management, Inc., 2003 Consultant Stock Compensation Plan, as amended.(12)(13)
10.7	Mines Management, Inc. 2007 Equity Incentive Plan.(14)
10.8	Rights Agreement, dated June 18, 2009, between Mines Management, Inc. and Computershare Trust Company, N.A.(15)
14	Code of Ethics.(16)
21	Subsidiaries of the Registrant.*
23.1	Consent of Tanner LLC.*
23.2	Consent of Mine Development Associates, Inc.*

Exhibit Number	Description of Exhibits
23.3	Consent of Mine and Quarry Engineering Services, Inc.*
31.1	Certification of Chief Executive Officer of Periodic Report pursuant to Rule 13a-14(a) and Rule 15d-14(a)(Section 302 of the Sarbanes-Oxley Act of 2002).*
31.2	Certification of Chief Financial Officer of Periodic Report pursuant to Rule 13a-14(a) and Rule 15d-14(a)(Section 302 of the Sarbanes-Oxley Act of 2002).*
32.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).*
32.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).*

* Filed herewith.

(1) Incorporated by reference to Form 10SB12G filed November 12, 1998.

(2) Incorporated by reference to Form 10-Q filed August 12, 2005.

(3) Incorporated by reference to Form 8-K filed June 19, 2009.

(4) Incorporated by reference to Form 10SB12G filed November 12, 1998.

(5) Incorporated by reference to Form 8-K filed April 21, 2009.

(6) Incorporated by reference to Form S-3 filed June 12, 2006.

(7) Incorporated by reference to Form 8-K filed October 24, 2005.

(8) Incorporated by reference to Form 8-K filed April 20, 2007.

(9) Incorporated by reference to Form 10-Q filed November 8, 2007.

(10) Incorporated by reference to Form 10-K filed March 17, 2008.

(11) Incorporated by reference to Form 10-Q filed August 9, 2007.

(12) Incorporated by reference to Form S-8 filed April 24, 2003.

(13) Incorporated by reference to Form S-8 filed June 10, 2005.

(14) Incorporated by reference to Proxy Statement of Schedule 14A filed April 21, 2008.

(15) Incorporated by reference to Form 8-K filed June 19, 2009.

(16) Incorporated by reference to Form 8-K filed December 8, 2008.

(17) Incorporated by reference to Form 8-K filed March 3, 2011.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed March 31, 2011 on its behalf by the undersigned, thereunto duly authorized.

MINES MANAGEMENT, INC.
Registrant

By: /s/ GLENN M. DOBBS

By: Glenn M. Dobbs
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this Report has been signed by the following persons on behalf of the Registrant, in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GLENN M. DOBBS Glenn M. Dobbs	President, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2011
/s/ ROY G. FRANKLIN Roy G. Franklin	Director	March 31, 2011
/s/ ROBERT L. RUSSELL Robert L. Russell	Director	March 31, 2011
/s/ JERRY POGUE Jerry Pogue	Director	March 31, 2011
/s/ RUSSELL C. BABCOCK Russell C. Babcock	Director	March 31, 2011
/s/ JAMES H. MOORE James H. Moore	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 31, 2011

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Underwriting Agreement dated March 3, 2011 between Mines Management, Inc. and Roth Capital Partners, LLC.(17)
3.1	Articles of Incorporation of Mines Management, Inc., as amended.(1)(2)
3.2	Articles of Amendment to the Articles of Incorporation of Mines Management, Inc.(3)
3.3	Bylaws of Mines Management, Inc.(4)
3.4	First Amendment to Bylaws of Mines Management, Inc.(5)
4.1	Specimen of Certificate of Common Stock, par value $0.001(6)
4.2	Securities Purchase Agreement dated October 21, 2005(7)
4.3	Form of Warrant issued pursuant to the Securities Purchase Agreement.(7)
4.4	Registration Rights Agreement dated October 21, 2005(7)
4.5	Warrant Agreement dated April 16, 2007 between Mines Management, Inc. and Computershare Shareholder Services, Inc. and Computershare Trust Company, N.A.(8)
4.6	Subscription Agreement dated November 2, 2007 between Mines Management, Inc. and Silver Wheaton Corp.(9)
4.7	Registration Rights Agreement dated November 2, 2007 between Mines Management, Inc. and Silver Wheaton Corp.(9)
4.8	Amendment No. 1 to Registration Rights Agreement dated March 12, 2008 between Mines Management, Inc. and Silver Wheaton Corp.(10)
10.1	Right of First Refusal Agreement dated November 2, 2007 between Mines Management, Inc. and Silver Wheaton Corp.(9)
10.2	Employment Agreement dated August 7, 2007 between Mines Management, Inc. and Douglas Dobbs.(11)
10.3	Employment Agreement dated August 7, 2007 between Mines Management, Inc. and Glenn M. Dobbs.(11)
10.4	Employment Agreement dated August 7, 2007 between Mines Management, Inc. and James H. Moore.(11)
10.5	Mines Management, Inc., 2003 Stock Option Plan, as amended.(12)(13)
10.6	Mines Management, Inc., 2003 Consultant Stock Compensation Plan, as amended.(12)(13)
10.7	Mines Management, Inc. 2007 Equity Incentive Plan.(14)
10.8	Rights Agreement, dated June 18, 2009, between Mines Management, Inc. and Computershare Trust Company, N.A.(15)
14	Code of Ethics.(16)
21	Subsidiaries of the Registrant.*
23.1	Consent of Tanner LLC.*
23.2	Consent of Mine Development Associates, Inc.*
23.3	Consent of Mine and Quarry Engineering Services, Inc.*

Exhibit Number	Description of Exhibits
31.1	Certification of Chief Executive Officer of Periodic Report pursuant to Rule 13a-14(a) and Rule 15d-14(a)(Section 302 of the Sarbanes-Oxley Act of 2002).*
31.2	Certification of Chief Financial Officer of Periodic Report pursuant to Rule 13a-14(a) and Rule 15d-14(a)(Section 302 of the Sarbanes-Oxley Act of 2002).*
32.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).*
32.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).*

* Filed herewith.

(1) Incorporated by reference to Form 10SB12G filed November 12, 1998.

(2) Incorporated by reference to Form 10-Q filed August 12, 2005.

(3) Incorporated by reference to Form 8-K filed June 19, 2009.

(4) Incorporated by reference to Form 10SB12G filed November 12, 1998.

(5) Incorporated by reference to Form 8-K filed April 21, 2009.

(6) Incorporated by reference to Form S-3 filed June 12, 2006.

(7) Incorporated by reference to Form 8-K filed October 24, 2005.

(8) Incorporated by reference to Form 8-K filed April 20, 2007.

(9) Incorporated by reference to Form 10-Q filed November 8, 2007.

(10) Incorporated by reference to Form 10-K filed March 17, 2008.

(11) Incorporated by reference to Form 10-Q filed August 9, 2007.

(12) Incorporated by reference to Form S-8 filed April 24, 2003.

(13) Incorporated by reference to Form S-8 filed June 10, 2005.

(14) Incorporated by reference to Proxy Statement of Schedule 14A filed April 21, 2008.

(15) Incorporated by reference to Form 8-K filed June 19, 2009.

(16) Incorporated by reference to Form 8-K filed December 8, 2008.

(17) Incorporated by reference to Form 8-K filed March 3, 2011.

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Newhi, Inc. (WA)

- Montanore Minerals Corp. (DE)
- Montmin Resources Corp. (DE)

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statements on Forms S-8 (File Nos. 333-125701, 333-104724 and 333-152732) and Forms S-3 (File Nos. 333-162555, 333-148069, 333-129784 and 333-114258) of Mines Management, Inc. and to the incorporation by reference therein of our report dated March 31, 2011 with respect to the consolidated financial statements of Mines Management, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2010 as filed with the Securities and Exchange Commission.

/s/ Tanner LLC

Salt Lake City, Utah
March 31, 2011

EXHIBIT 23.2

CONSENT OF MINE DEVELOPMENT ASSOCIATES INC.

We hereby consent to the incorporation by reference of mineralization or resources and other analyses performed by us in our capacity as an independent consultant to Mines Management, Inc. (the "Company"), which are set forth in this Annual Report on Form 10-K for the year ended December 31, 2010, in the Registration Statements on Forms S-8 (File Nos. 333-125701, 333-104724 and 333-152732) and Forms S-3 (File Nos. 333-162555, 333-148069, 333-129784 and 333-114258), as amended, or any related abbreviated registration statement filed by the Company with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, or in any amendment to any of the foregoing, or to any prospectuses or amendments or supplements thereto. We also consent to the reference to us under the heading "Experts" in such Registration Statements and any prospectuses or amendments or supplements thereto.

Dated this 31st day of March, 2011,

Mine Development Associates, Inc.

/s/ STEVE RISTORCELLI

Name: Steve Ristorcelli
Title: Authorized Person

EXHIBIT 23.3

CONSENT OF MINE AND QUARRY ENGINEERING SERVICES, INC.

We hereby consent to (i) the reference to the technical report entitled "Technical Report—Preliminary Economic Assessment—Montanore Project—Montana, USA" dated February 3, 2011 (the "Report") relating to Mines Management, Inc.'s (the "Company") Montanore Project portions of which were prepared by us in our capacity as an independent consultant to the Company, which is set forth in this Annual Report on Form 10-K for the year ended December 31, 2010, (ii) the inclusion or incorporation by reference of information derived from the Report (to the extent prepared by us) in the Registration Statements on Forms S-8 (File Nos. 333-125701, 333-104724 and 333-152732) and Forms S-3 (File Nos. 333-162555, 333-148069, 333-129784 and 333-114258), as amended, or any related abbreviated registration statement filed by the Company with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, or in any amendment to any of the foregoing, or to any prospectuses or amendments or supplements thereto and (iii) all other references to the undersigned and its agents included or incorporated by reference in the above-referenced Registration Statements and in any prospectuses or amendments or supplements thereto. We also consent to the reference to us under the heading "Experts" in such Registration Statements and any prospectuses or amendments or supplements thereto.

Dated this 31st day of March, 2011,

Mine and Quarry Engineering Services, Inc.

/s/ CHRISTOPHER KAYE

Name: Christopher Kaye
Title: President

EXHIBIT 31.1

CERTIFICATION

I, Glenn M. Dobbs, certify that:

1. I have reviewed this Form 10-K of Mines Management, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2011

/s/ GLENN M. DOBBS

Glenn M. Dobbs
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, James H. Moore, certify that:

1 I have reviewed this Form 10-K of Mines Management, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2011

/s/ JAMES H. MOORE

James H. Moore
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mines Management, Inc. (the "Company") on Form 10-K for the period ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 31, 2011

/s/ GLENN M. DOBBS

Glenn M. Dobbs
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Mines Management, Inc. and will be retained by Mines Management, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mines Management, Inc. (the "Company") on Form 10-K for the period ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 31, 2011

/s/ JAMES H. MOORE

James H. Moore
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Mines Management, Inc. and will be retained by Mines Management, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Glenn M. Dobbs
Chairman of the Board

Russell C. Babcock, P.Geo.
Director

Roy G. Franklin
Director

Jerry G. Pogue
Director

Robert L. Russell, P.Eng.
Director

OFFICERS & MANAGEMENT

Glenn M. Dobbs
President & Chief Executive Officer

James H. Moore
Chief Financial Officer

Douglas D. Dobbs
Vice President, Corporate Development

Michael G. Rasmussen
Vice President, Exploration

John H. Thompson
Vice President, Operations

CORPORATE

CORPORATE OFFICE

Mines Management, Inc.
905 West Riverside Avenue
Suite 311
Spokane, Washington 99201
United States of America
Phone: 509-838-6050
Fax: 509-838-0486
Email: info@minesmanagement.com
Web: www.minesmanagement.com

U.S. LEGAL COUNSEL

Davis Graham & Stubbs, LLP
1550 17th Street
Suite 500
Denver, Colorado 80202

CANADIAN LEGAL COUNSEL

Stikeman Elliott, LLP
6666 Burrard Street
Suite 1700
Vancouver, British Columbia
Canada V6C 2X8

AUDITORS

Tanner & Company, LLC
36 South State Street
Suite 600
Salt Lake City, Utah 84111




Mines Management, Inc.

NYSE Amex: "MGN"
Toronto Stock Exchange: "MGT"
905 West Riverside Avenue
Suite 311
Spokane, Washington 99201
United States
Phone: 509-838-6050
Fax: 509-838-0486
Email: info@minesmanagement.com
Web: www.minesmanagement.com